Filed Pursuant to Rule 424(b)(5)
Registration No. 333-147309

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Debt Securities	$1,750,000,000	$53,725.00

Prospectus Supplement

(To Prospectus dated November 15, 2007)

$1,250,000,000  6.125% Senior Notes due 2012

$500,000,000  6.8% Senior Notes due 2017

We are offering $1,250,000,000  6.125% Senior Notes due 2012 (the “2012 notes”) and $500,000,000  6.8% Senior Notes due 2017 (the “2017 notes” and, with the 2012 notes, the “notes”). We will pay interest on the notes on May 20 and November 20 of each year, beginning on May 20, 2008. We may redeem some or all of the notes at our option at any time and from time to time at the “make-whole” redemption price described in this prospectus supplement in “Description of the Notes—Optional Redemption.” We must redeem all of the notes under the circumstances and at the redemption price described in this prospectus supplement in “Description of the Notes—Special Mandatory Redemption.” The interest rates on the notes may be adjusted under the circumstances described in this prospectus supplement under “Description of the Notes—Principal and Interest—Interest Rate Adjustment.” We must offer to repurchase the notes upon the occurrence of a change of control triggering event at the price described in this prospectus supplement in “Description of the Notes—Purchase of Notes upon a Change of Control Triggering Event.”

The notes will be fully and unconditionally guaranteed on a senior basis by certain of our current and future wholly-owned domestic subsidiaries. See “Description of the Notes—Guarantees.” The notes and guarantees will be our and our subsidiary guarantors’ unsecured senior obligations and rank equally with our and the guarantors’ other unsecured senior indebtedness from time to time outstanding. The notes will not be listed on any securities exchange.

Investing in the notes involves risks. See “ Risk Factors” on page S-7 and the risk factors incorporated by reference in the accompanying prospectus.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Fiserv, Inc.
Per 2012 note	99.953%	0.60%	99.353%
Per 2017 note	99.671%	0.65%	99.021%
Total	$1,747,767,500	$10,750,000	$1,737,017,500

(1)	Plus accrued interest if any, from November 20, 2007, if settlement occurs after that date.

We expect to deliver the notes to investors in registered book-entry form only through the facilities of The Depository Trust Company (“DTC”) on or about November 20, 2007. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear Bank SA/NV, as operator of the Euroclear System.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Wachovia Securities	JPMorgan

Co-Managers

SunTrust Robinson Humphrey	Mitsubishi UFJ Securities	Wells Fargo Securities

The date of this prospectus supplement is November 15, 2007

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the information we previously filed with the Securities and Exchange Commission, or SEC, that we incorporate by reference in this prospectus supplement or the accompanying prospectus, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus supplement to “we,” “our,” “us” or similar references mean Fiserv, Inc. and its consolidated subsidiaries.

Information contained on our website is not included in this prospectus supplement or the accompanying prospectus.

Our principal executive offices are located at 255 Fiserv Drive, Brookfield, WI 53045, and our telephone number is (262) 879-5000.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and any other offering material, and the information incorporated by reference in this prospectus supplement or the accompanying prospectus and any other offering material, contains “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that express a plan, belief, expectation, estimation, anticipation, intent, contingency, future development or similar expression, and can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should,” or words of similar meaning. Statements that describe our objectives or goals are also forward-looking statements. The forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus involve significant risks and uncertainties, and a number of factors, both foreseen and unforeseen, could cause actual results to differ materially from our current expectations. The factors relating to the acquisition of CheckFree Corporation that could affect our results include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against us and others related to the merger agreement; conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the merger and the execution of the financing transactions necessary to consummate the merger may be different than expected; and our and CheckFree’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger may be different than currently planned. The factors relating to the dispositions of Fiserv Investment Support Services and certain of our health businesses that could affect our results include: conditions to the completion of the transactions may not be satisfied, or the regulatory approvals required for the transactions may not be obtained on the terms expected or on the anticipated schedule; we may not obtain all of the expected proceeds from the transactions; the amount of the costs, fees, expenses and charges related to the dispositions may be greater than anticipated; and we and the acquirors of Fiserv Investment Support Services and certain of our health businesses may not be able to meet our expectations regarding the timing, completion or accounting and tax treatments of the dispositions. Other factors that may affect our results include, among others, changes in customer demand for our products or services, pricing and other actions by competitors, the potential impact of our Fiserv 2.0 initiatives, general changes in economic conditions and other factors discussed under “Risk Factors” in this prospectus supplement and the accompanying prospectus and the risk factors incorporated by reference from our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents we file with the SEC. There are also risks associated with the CheckFree business we have agreed to purchase, including the risk factors incorporated by reference from Exhibit 99 to the Registration Statement of which the accompanying prospectus is a part. See “Where You Can Find More Information” in the accompanying prospectus. We urge you to consider these factors carefully in evaluating the forward-looking statements and caution you not to place undue reliance upon forward-looking statements, which speak only as of the date of this document or the date of the incorporated document. We undertake no obligation to update forward-looking statements to reflect subsequent events or circumstances.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully before making a decision to invest in our notes.

Company Overview

We are a leading provider of integrated transaction-based technology solutions to more than 18,000 financial services providers, including banks, credit unions, insurance companies and agents, leasing companies, lenders and savings institutions. Our extensive portfolio of products and services includes transaction processing, business process outsourcing, document distribution services, and software solutions. Our solutions enable our clients to manage their vital business processes and reliably, accurately and efficiently deliver services to their own customers.

Our business has two segments: Financial Institution Services (“Financial”) and Insurance Services (“Insurance”).

Financial Segment. Within the Financial segment, we provide account and transaction processing systems and services to financial institutions and other financial intermediaries.

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Core Processing. We deliver “core” solutions that include the systems that process and maintain customer deposit and loan accounts, general ledgers, central information files and other financial information. We also provide the extensive security, report generation and other features that financial institutions require to process transactions for their depositors and other customers, as well as to meet their regulatory requirements. We believe we have an approximately one-third core processing market share based on number of clients according to a 2006 industry study.

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Lending and Item Processing. We offer lending and item processing solutions to financial institutions and other financial intermediaries. Our item processing products and services include item processing and imaging systems for the needs of core processing clients, the Fiserv Clearing Network that allows clients to clear both paper and imaged checks more cost effectively “in network” and via external clearing options such as the Federal Reserve, and treasury and investment management systems. Our lending products and services automate every step of the loan process, from lead generation to loan sale. We offer lenders of all sizes in-house and outsourced products that minimize manual data entry, automate, streamline and accelerate business processes, control costs and simplify complex lending operations.

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Other Financial Industry and Payments Products. We provide a number of products and services used in payments businesses as well as several risk management solutions. These products and services allow our clients to offer a variety of services to their customers, including home banking, automated teller machine (ATM) access and other treasury and related services, such as asset-liability modeling and cash management. We also offer a wide range of complementary and add-on products and services to our clients that enhance our core solutions, including in-house and outsourced electronic funds transfer (EFT) settlement and Fiserv credit, debit and stored value card solutions that include card production, PIN generation and fraud detection.

Insurance Segment. Within the Insurance segment, we provide a wide range of services to insurance carriers, agents and distributors. We offer a broad range of products and services targeted at the life, workers’ compensation and property and casualty insurance markets. These products and services include administration systems, regulatory and compliance products and services as well as financial and billing products and services.

Recent Developments

Proposed Acquisition of CheckFree

On August 2, 2007, we announced that we had entered into an agreement to acquire CheckFree Corporation for approximately $4.4 billion in cash. The transaction is subject to customary closing conditions and is expected to close by the end of 2007.

CheckFree provides financial electronic commerce services and products to organizations around the world. CheckFree Electronic Commerce solutions enable financial services providers to offer online banking and consumers to receive and pay bills online, via phone or in person through retail outlets. CheckFree Investment Services provides a broad range of investment management solutions and outsourced services to hundreds of financial services organizations. CheckFree Software develops, markets and supports software applications that financial institutions use to process more than two-thirds of the approximately 16 billion Automated Clearing House transactions in the United States. CheckFree Software also provides financial institutions and other organizations payment processing and consulting, reconciliation and exception management, fraud and risk management, cash and logistics management and compliance software and services.

CheckFree Transaction Rationale

We believe Fiserv and CheckFree have complementary technology, services, business models and client bases. We expect that the combination will merge our capability as a leading provider of core processing services with CheckFree’s leadership in bill payment and internet banking services to financial institutions.

An important objective of the transaction is to integrate CheckFree’s electronic bill payment and settlement capabilities with our core account processing and risk management solutions to create a compelling value proposition in the markets we and CheckFree serve. As a result, we believe the combined organization will deliver a wider range of product and service offerings for our clients, creating new opportunities for growth and enhanced efficiency, including the ability to bring new solutions to market faster. We currently estimate that we will be able to achieve annual cost savings of more than $100 million and annual revenue synergies of more than $125 million over the next several years as we integrate the CheckFree acquisition.

We believe the transaction will enable us to expand our client relationships with a leading platform in the growing bill payment sector. CheckFree’s Electronic Commerce business serves 21 of the top 25 financial institutions in the United States and processes more than one billion transactions per year. We believe we will be able to expand our relationships and grow our presence with these top-tier financial institutions. Similarly, we believe there is a significant opportunity to deploy CheckFree’s electronic bill payment solutions within our significant client base.

Proposed Sale of Fiserv Investment Support Services

On May 24, 2007, we signed definitive agreements to sell our Investment Support Services segment (“Fiserv ISS”) in two separate transactions. We anticipate receiving gross proceeds from the transactions of approximately $355 million at closing, or approximately $250 million of net proceeds after taxes and transaction expenses, plus contingent cash consideration of up to $100 million based on the achievement of revenue targets over the twelve months subsequent to closing. One transaction is currently expected to close in the fourth quarter of 2007 and the other in the first quarter of 2008. The financial results of Fiserv ISS are reported as discontinued operations for all periods presented or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Proposed Sale of Fiserv Health

We provide a variety of services for the administration of health plans to clients nationwide. These services include claim adjudication and payment, customer service, reporting and related services. In addition to providing these services to self-funded employers, we provide these services through outsourcing arrangements to other health plan sponsors such as insurance companies and HMOs. On November 1, 2007, we entered into an agreement to sell certain of our health businesses, which provide health plan administration, pharmacy management and other related services (“Fiserv Health”), to United Healthcare Services, Inc. for an aggregate purchase price of $775 million in cash at closing, or approximately $475 million of net proceeds after taxes and transaction expenses and including estimated working capital adjustments. Consummation of the transaction is subject to customary conditions, including receipt of regulatory approvals, and is expected to be completed by the end of 2007 or in the first quarter of 2008. We will report the financial results of Fiserv Health as discontinued operations beginning in the fourth quarter of 2007. We will retain our workers’ compensation services business, which includes the recently announced WorkingRx acquisition, and CareGain, which provides application software solutions for the consumer-directed health care industry.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Fiserv, Inc.

Notes offered	$1,250,000,000 aggregate principal amount of 6.125% 2012 notes and $500,000,000 aggregate principal amount of 6.8% 2017 notes.

Special mandatory redemption

If we do not consummate the acquisition of CheckFree on or prior to August 1, 2008 or the merger agreement related to the transaction is terminated at any time prior thereto, we must redeem the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the redemption date. See “Description of the Notes—Special Mandatory Redemption.”

Interest rates and interest rate adjustment	The 2012 notes will bear interest at 6.125% per year, and the 2017 notes will bear interest at 6.8% per year.

The interest rate payable on the notes of a series will be subject to adjustments from time to time if Moody’s Investors Services, Inc. or Standard & Poor’s Ratings Services downgrades (or if either subsequently upgrades) the debt rating assigned to that series of notes as described under “Description of the Notes—Principal and Interest—Interest Rate Adjustment.”

Guarantees

All payments with respect to the notes, including principal and interest, will be fully and unconditionally guaranteed on a senior unsecured basis by certain of our wholly-owned domestic subsidiaries, each of which is a guarantor of our obligations under our existing revolving credit facility and our new term loan facility under which we expect to borrow a portion of the purchase price for the acquisition of CheckFree. We expect the notes will also be guaranteed (1) upon the acquisition of CheckFree, by CheckFree Services Corporation, a wholly-owned subsidiary of CheckFree, and (2) in the future, by certain subsidiaries under the circumstances described under “Description of the Notes—Covenants—Additional Guarantors.”

If a guarantor is released from its guarantees with respect to our existing revolving credit facility, our new term loan facility and any other debt of ours of an amount in excess of 10% of our net worth, then such guarantor may be released from its guarantee of the notes. Each credit facility provides that a guarantor under the facility may be released as a guarantor under such facility:

•	upon our notice if such guarantor ceases to be a “material subsidiary,” excluding any domestic subsidiary that becomes a guarantor pursuant to the minimum EBITDA requirement in the bullet point below or that is a guarantor under the credit facility, but not a material subsidiary, as of the closing date or, upon the occurrence of the closing of the CheckFree acquisition (the date of such closing, the “Effective Date”); or

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upon our request, provided that (x) any such release of a material subsidiary is only permitted if all or substantially all of the equity interests or assets of such material subsidiary are being sold, transferred or otherwise disposed of and (y) if at the time of such release the aggregate amount of the EBITDA of such subsidiary and all of our domestic subsidiaries that are not guarantors under the credit facility for the most recently completed four-quarter period for which financial statements have been delivered pursuant to the credit facility exceeds an amount equal to 40% of our consolidated EBITDA for the four-quarter period most recently ended prior to the closing date for the amendment to the revolving credit agreement (which amount equaled $391.8 million at such closing date) or, upon the occurrence of the Effective Date, the Effective Date, then we will contemporaneously with such release cause domestic subsidiaries having sufficient EBITDA to become additional guarantors under the credit facility to eliminate such excess. Under such circumstances, such additional guarantors would also become Guarantors with respect to the notes.

In addition, each credit facility provides that all guarantors under the facility will be automatically released as guarantors under such facility if, and for so long as, Standard & Poor’s and Moody’s Investors Service, Inc. rate our senior, unsecured long-term indebtedness for borrowed money at or above A- and A3, respectively. See “ Description of the Notes—Guarantees” and “Description of the Notes—Additional Guarantors.”

Maturity	Unless earlier redeemed by us, the 2012 notes will mature on November 20, 2012 and the 2017 notes will mature on November 20, 2017.

Interest payment dates	May 20 and November 20 of each year, beginning May 20, 2008.

Ranking	The notes and guarantees will be:

•	unsecured and rank equally with our and our subsidiary guarantors’ other unsecured senior indebtedness from time to time outstanding;

•	effectively subordinated in right of payment to all indebtedness and other liabilities of any of our non-guarantor subsidiaries; and

•	effectively subordinated to our and our subsidiary guarantors’ secured indebtedness to the extent of the assets securing such indebtedness.

Other than capital leases, we and our subsidiary guarantors do not currently have any secured indebtedness, and we do not expect the indebtedness we incur under our new term loan facility in connection with the CheckFree acquisition described under “Certain Other Indebtedness” will be secured.

Optional redemption	The notes will be redeemable, at our option, in whole or in part at any time and from time to time, at the “make-whole” redemption price described in “Description of the Notes—Optional Redemption.”

Offer to repurchase upon change of control triggering event

Upon the occurrence of a change of control triggering event (including certain ratings downgrades) as provided in the indenture, we will be required to offer to repurchase the notes for cash at a price of 101% of the aggregate principal amount of the notes outstanding on the date of such change of control plus accrued and unpaid interest.

Covenants	The indenture governing the notes contains covenants that, among other matters, limit:

•	our ability to consolidate or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, another person;

•	our and certain of our subsidiaries’ ability to create or assume liens; and

•	our and certain of our subsidiaries’ ability to engage in sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Notes” in this prospectus supplement.

Ratings

Moody’s Investors Service, Inc. has assigned the notes a rating of Baa2 with a stable outlook. Standard & Poor’s Ratings Service has assigned the notes a rating of BBB with a negative outlook. Ratings are not a recommendation to buy, sell or hold the notes. We cannot give any assurance that the ratings will be retained for any time period or that they will not be revised downward or withdrawn by the ratings agencies.

Use of proceeds

We estimate that the net proceeds from the offering will be approximately $1.735 billion. We intend to use the proceeds from this offering to pay a portion of the $4.4 billion purchase price for CheckFree.

Denomination	The notes will be issued in minimum denominations of $2,000 and any integral multiple of $1,000.

Absence of market for the notes

The notes are a new issue of securities with no established trading market. We currently have no intention to apply to list the notes on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, we cannot provide any assurance as to the development or liquidity of any market for the notes. See “Underwriting.”

RISK FACTORS

Before you invest in the notes, you should consider the factors set forth below as well as the risk factors discussed in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents we file with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus. There are also risks associated with the CheckFree business we have agreed to purchase, including those incorporated by reference from Exhibit 99 to the Registration Statement of which the accompanying prospectus is a part. See “Where You Can Find More Information” in the accompanying prospectus.

The integration of Fiserv and CheckFree may prove to be difficult, strain our resources and subject us to liabilities.

Our planned acquisition of CheckFree is substantially larger than any of our previous acquisitions. The expansion of our business and operations resulting from the acquisition of CheckFree, including the differences in the strategies and infrastructures of our companies, may strain our administrative, operational and financial resources. The integration of Fiserv and CheckFree will require the time, effort, attention and dedication of management resources and may distract management from their other responsibilities. The integration process could create a number of potential challenges and adverse consequences, including the possible unexpected loss of key employees, clients or suppliers, a possible loss of sales, an increase in operating and other costs and the need to modify and integrate operating and accounting controls and procedures as well as information systems. We may have difficulty integrating CheckFree’s operations with our operations, including with respect to coordinating geographically separate organizations, coordinating marketing functions and consolidating corporate and administrative infrastructures. In addition, the integration of CheckFree may subject us to liabilities existing at CheckFree, some of which may be material or unknown. These types of challenges and uncertainties could have a material adverse effect on our business, cash flows, results of operations and financial condition.

We may not realize the expected benefits of the acquisition of CheckFree.

Our ability to realize the anticipated benefits of the acquisition will depend, in part, on our ability to successfully integrate the businesses of Fiserv and CheckFree, and we cannot assure you that the combination of the two companies will result in the realization of the anticipated economic, operational and other benefits from the acquisition within expected time frames or at all. In particular, we have estimated that we will be able to achieve annual cost savings of more than $100 million and annual revenue synergies of more than $125 million over the next several years as we integrate the CheckFree acquisition. Our ability to achieve those savings and synergies depends on a number of factors, some of which are beyond our control, and we will not be able to fully assess these opportunities until after the completion of the acquisition. As a result, the integration of CheckFree may not generate expected revenue synergies, cross-selling opportunities or cost savings on the expected time frames or at all. In addition, the acquisition may not be accretive to our earnings (excluding amortization expense related to intangibles) in 2008 or at all. If we are unable to successfully implement our planned integration with CheckFree and realize the expected benefits from the acquisition, our results of operations and cash flows could be adversely affected.

The sale of the notes is not conditioned on the consummation of the CheckFree acquisition, and there is no guarantee that we will be able to complete the acquisition. If the special mandatory redemption is required by the indenture governing the notes, we may not have or be able to obtain all the funds necessary to redeem the notes.

The sale of the notes is not conditioned on the consummation of the CheckFree acquisition, and there is no guarantee that we will be able to complete the acquisition. If we do not consummate the acquisition of CheckFree on or prior to August 1, 2008, or if the merger agreement relating to the acquisition is terminated at any time prior to that date, then the notes will be subject to a special mandatory redemption by us at a price of 101% of the aggregate principal amount of the notes outstanding on such date plus accrued and unpaid interest. However, there is no escrow account or security interest for the benefit of the noteholders, and it is possible that we will not have sufficient funds at the redemption date to redeem the notes. If a special mandatory redemption is made, you may not obtain your expected return on your investment in the notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment that results in a comparable return. For more information, see “Description of the Notes—Special Mandatory Redemption.”

CheckFree’s actual financial results may vary significantly from the prospective financial information provided in its proxy statement.

In connection with our proposed acquisition of CheckFree, CheckFree provided prospective financial information in its proxy statement relating to the merger, which was filed with the Securities and Exchange Commission on September 20, 2007. The prospective financial information was not prepared for the purpose of this offering of the notes and has not been, and will not be, updated on an ongoing basis. Unless otherwise incorporated in this prospectus supplement or the accompanying prospectus, the prospective financial information is not included in this prospectus supplement or accompanying prospectus and should not be relied upon in connection with this offering. At the time it was prepared, the prospective financial information reflected numerous assumptions concerning CheckFree’s anticipated future performance with respect to prevailing and anticipated market and economic conditions, which were and remain beyond our and CheckFree’s control and which may not materialize. Actual performance is inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Actual results may vary significantly from those anticipated. As a result, we caution you not to rely upon that prospective financial information in deciding whether to invest in the notes, and we take no responsibility for that prospective financial information.

We may not be able to repurchase all of the notes upon a change of control triggering event, which would result in a default under the notes.

Upon the occurrence of a change of control triggering event under the indenture governing the notes, we will be required to offer to repurchase the notes at a price of 101% of the aggregate principal amount of the notes outstanding on the date of such change of control plus accrued and unpaid interest. However, we may not have sufficient funds to repurchase the notes. In addition, our ability to repurchase the notes may be limited by law or the terms of other agreements relating to our indebtedness. The failure to make such repurchase would result in a default under the notes. For more information, see “Description of the Notes—Purchase of Notes upon a Change of Control Triggering Event.”

Increased leverage may harm our financial condition and results of operations.

As of September 30, 2007, we had approximately $3.9 billion of total liabilities on a consolidated basis. In connection with our acquisition of CheckFree, in addition to issuing the notes offered hereby we expect to borrow $2.5 billion under our new unsecured term loan facility and incur approximately $250 million of other debt, which may be borrowed under our committed bridge facility. See “Certain Other Indebtedness.” We and our subsidiaries may incur additional indebtedness in the future and, subject to limitations on the amount of secured indebtedness and sale-leaseback arrangements we may incur as described under “Description of the Notes,” the indenture governing the notes does not restrict us from incurring indebtedness in the future. This increase and any future increase in our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we will have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;

•	our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be reduced;

•	our flexibility in planning for, or reacting to, changes in our business and our industry may be reduced; and

•	our flexibility to make acquisitions and develop technology may be limited.

Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other cash requirements, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness, including the notes;

•	to sell selected assets or businesses; or

•	to reduce or delay planned capital or operating expenditures.

Such measures might not be sufficient to enable us to service our debt and meet our other cash requirements, including the notes. In addition, any such financing, refinancing or sale of assets might not be available at all or on economically favorable terms.

We may not complete the sale of Fiserv ISS or Fiserv Health in the time frame we anticipate, or at all, and the proceeds, if any, may not be primarily used to repay a portion of our debt as we presently intend.

We have entered into agreements to sell Fiserv ISS and Fiserv Health for total net proceeds at closing of approximately $725 million, after taxes and transaction expenses and excluding any contingent payment from the sale of Fiserv ISS. The completion of each disposition is subject to a number of risks and uncertainties, including: the satisfaction of the conditions to the completion of the disposition; the parties to the disposition obtaining the necessary regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the applicable disposition agreement; the outcome of any legal proceedings that may be instituted against us or others; and our ability to obtain the expected proceeds from the disposition. These and other factors could cause our ability to complete the dispositions on the terms and within the time frames anticipated to be different than expected. Therefore, there is no guarantee that we will complete the dispositions of Fiserv ISS or Fiserv Health or that we will realize the expected net proceeds from the dispositions in a manner that allows us to use such proceeds primarily to repay a portion of our debt and decrease our leverage. In addition, we may decide to use the net proceeds from the dispositions for purposes other than repaying our debt and reducing our leverage.

The limited covenants in the indenture governing the notes and the terms of the notes do not provide protection against some types of important corporate events and may not protect your investment.

The indenture governing the notes does not:

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require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our or our subsidiaries’ ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture governing the notes contains only limited protections in the event of a change in control. We and our subsidiaries could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations that could substantially affect our capital structure and the value of the notes. For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the notes. The indenture also permits us and our subsidiaries to incur additional indebtedness, including secured indebtedness, that could effectively rank senior to the notes, and to engage in sale-leaseback arrangements, subject to certain limits.

We are a holding company, and if our subsidiaries do not make sufficient distributions to us, we will not be able to make payment on our debt, including the notes.

We are a holding company that conducts substantially all of our operations through our subsidiaries. Therefore, our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay corporate expenses depends upon the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us. Our subsidiaries are separate and distinct legal entities and, except for the guarantors of the notes, have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the notes.

Claims of holders of the notes will be structurally subordinate to claims of creditors of any of our subsidiaries that do not guarantee the notes and the claims of secured creditors.

The notes will not be guaranteed by certain of our current and future subsidiaries, and under certain circumstances subsidiaries guaranteeing the notes may be released from their guarantees. See “Description of the Notes—Guarantees.” Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of such non-guarantor subsidiaries, including trade creditors. The supplemental indenture governing the notes permits our non-guarantor subsidiaries to incur secured or unsecured indebtedness without becoming guarantors, subject to certain limits. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise to us or a guarantor of the notes. The notes will not be secured by any of our or our guarantors’ assets, and as such will be effectively subordinated to any secured debt that we or our guarantors may have now or may incur in the future to the extent of the value of the assets securing that debt.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to our or the applicable guarantors’ presently existing and future indebtedness, or require the holders of the notes to repay any amounts received with respect to any such guarantee. If it is found that a fraudulent transfer or conveyance has occurred, you may not receive any repayment on the notes. Further, if the notes are voided, it could result in an event of default with respect to our and our subsidiaries’ other debt and that could result in acceleration of such debt. As described under “Description of the Notes—Guarantees,”

we may under certain circumstances release guarantors and replace them with other guarantors, and guarantees may be reinstated after certain rating downgrades following release upon certain ratings upgrades. Such future guarantees could also be voided as a fraudulent conveyance depending on the circumstance at that time.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or retires or redeems equity securities issued by the debtor.

We cannot be certain of the standards that a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $1.735 billion, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to invest the net proceeds from this offering in short-term investments and, thereafter, to pay a portion of the $4.4 billion purchase price for CheckFree. We may also use the proceeds from this offering initially to repay a portion of our debt under our existing revolving credit facility, which bears interest at a rate equal to LIBOR plus a specified margin, which at September 30, 2007 was 5.8%.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2007:

•	on an actual basis;

•	as adjusted to give effect to this offering, including the use of the net proceeds as described under “Use of Proceeds” prior to the completion of our acquisition of CheckFree;

•

on a pro forma as adjusted basis, giving effect to this offering, the completion of our acquisition of CheckFree, our borrowing $2.5 billion under our new term loan facility, as described in “Certain Other Indebtedness,” and additional borrowings of $250 million to finance the acquisition of CheckFree; and

•

on a pro forma as adjusted basis, giving effect to this offering, the completion of our acquisition of CheckFree, our borrowing $2.5 billion under our new term loan facility, as described in “Certain Other Indebtedness,” and additional borrowings of $250 million to finance the acquisition of CheckFree, and the completion of the dispositions of Fiserv Health and Fiserv ISS for approximately $725 million of net proceeds after payment of taxes and transaction expenses and excluding any contingent payment from the sale of Fiserv ISS.

	As of September 30, 2007
	Actual	As Adjusted for this Offering	Pro Forma as Adjusted for this Offering and the Acquisition	Pro Forma as Adjusted for this Offering, the Acquisition and the Dispositions(1)
	(In thousands)
Cash and cash equivalents	$161,250	$1,896,268	$313,624	$239,508	(2)

Existing revolving credit facility	$660,000	$660,000	$660,000	$60,000	(2)
Existing notes due 2008	250,000	250,000	250,000	250,000
Other debt	61,956	61,956	511,171 (3)	360,270	(2)
Notes offered hereby	—	1,750,000	1,750,000	1,750,000
New term loan credit facility	—	—	2,500,000	2,500,000

Total debt	971,956	2,721,956	5,671,171	4,920,270
Common stock	1,979	1,979	1,979	1,979
Additional paid-in capital	697,153	697,153	697,153	697,153
Accumulated other comprehensive loss	(9,937)	(9,937)	(9,937)	(9,937)
Accumulated earnings	3,229,565	3,229,565	3,229,565	3,406,709
Treasury stock	(1,536,859)	(1,536,859)	(1,536,859)	(1,536,859)

Total shareholders’ equity	2,381,901	2,381,901	2,381,901	2,559,045

Total capitalization	$3,353,857	$5,103,857	$8,053,072	$7,479,315

(1)	As noted above, this column assumes we complete the dispositions of Fiserv Health and Fiserv ISS. We expect the disposition of Fiserv Health to be completed by the end of 2007 or in the first quarter of 2008. We expect one of the transactions involving the disposition of Fiserv ISS to close in the fourth quarter of 2007 and the other in the first quarter of 2008.
(2)	We expect to use the net proceeds from the dispositions of Fiserv ISS and Fiserv Health and excess borrowings on our new term loan facility primarily to repay debt under our existing revolving credit facility. For purposes of the pro forma financial information, we have assumed that we will repay $600 million of the existing revolving credit facility and $150 million of other debt. As a result, our existing revolving credit facility would have approximately $60 million outstanding and capacity of approximately $840 million.
(3)	Includes $250 million of indebtedness incurred to finance the CheckFree acquisition, which may be borrowed under our committed bridge facility.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements present the effect of the pending acquisition of CheckFree Corporation (“CheckFree”) by Fiserv, Inc. (“Fiserv”) for approximately $4.4 billion payable in cash at closing and the issuance of long-term debt by Fiserv to fund the acquisition. In addition, the following unaudited pro forma condensed combined financial statements present the effect of our pending dispositions of certain health businesses (“Fiserv Health”) for approximately $775 million payable in cash at closing and Fiserv Investment Support Services (“Fiserv ISS”), in two transactions for approximately $355 million payable in cash at closing before payment of taxes and transaction expenses. Fiserv anticipates that the acquisition of CheckFree will close by the end of 2007. Fiserv expects the disposition of Fiserv Health to be completed by the end of 2007 or in the first quarter of 2008. Fiserv expects one of the transactions involving the disposition of Fiserv ISS to close in the fourth quarter of 2007 and the other to close in the first quarter of 2008.

Fiserv ISS has been classified as held for sale and the related results of discontinued operations are excluded from Fiserv’s historical results in the unaudited pro forma condensed combined statements of income. The unaudited pro forma condensed combined statements of income presented do not reflect the anticipated net gain resulting from the sale of Fiserv ISS.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of Fiserv and CheckFree, which are included in the annual and quarterly reports that we and CheckFree have filed with the SEC or as exhibits to our Current Report on Form 8-K filed on the date of this prospectus supplement.

The following unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2007 and the year ended December 31, 2006 give effect to the CheckFree acquisition as if it had occurred at the beginning of each period and the sale of Fiserv Health as a discontinued operation and reflect a reduction of interest expense resulting from the use of the anticipated sale proceeds from Fiserv ISS and Fiserv Health primarily for the repayment of long-term debt. The following unaudited pro forma condensed combined balance sheet as of September 30, 2007, gives effect to the CheckFree acquisition, using the purchase method of accounting, and the sale of Fiserv Health and Fiserv ISS as if these transactions had occurred on September 30, 2007. The unaudited pro forma adjustments are based on available information and assumptions that we believe are reasonable under the circumstances, and actual results could differ materially from anticipated results.

Because we maintain a calendar fiscal year and CheckFree’s fiscal year ends on June 30, we have combined CheckFree’s results from different fiscal periods for purposes of this pro forma presentation, as described in footnote (a) to the accompanying unaudited pro forma financial statements. CheckFree’s historical statements of income include the results of operations for CheckFree’s acquisitions of Corillian Corporation (“Corillian”) in May 2007 and Carreker Corporation (“Carreker”) in April 2007 since the dates of acquisition. The unaudited pro forma condensed combined statements of income were not adjusted for the historical results of Corillian and Carreker prior to the effective date of acquisition because these acquisitions are not significant under Rule 3-05 of SEC Regulation S-X and our management does not believe they are material. In separate transactions, CheckFree acquired Corillian and Carreker for $245 million and $206 million in cash, respectively.

The following unaudited pro forma condensed combined statements of income for the years ended December 31, 2005 and 2004 give effect to the sale of Fiserv Health as a discontinued operation for those respective periods and do not reflect any reduction of interest expense resulting from the use of the anticipated sale proceeds from Fiserv ISS and Fiserv Health for the repayment of long-term debt.

The unaudited pro forma financial statements are presented for illustration purposes only, in accordance with the assumptions set forth below, include various estimates and are not necessarily indicative of the operating results or financial position that would have occurred had the transactions been completed at the assumed dates or of the operating results or financial position of the combined enterprise in the future. The unaudited pro forma financial statements do not reflect any adjustments to conform accounting practices, other than those mentioned in the notes thereto, or to reflect any cost savings or other synergies anticipated as a result of the acquisition, the effect of asset dispositions, if any, or any transaction related expenses.

Unaudited Pro Forma Condensed Combined Statement of Income

Nine Months Ended September 30, 2007

	Fiserv	Acquisition of CheckFree(a)	Disposition of Fiserv Health(b)	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share information)
Revenues:
Processing and services	$2,243,710	$751,303	$(271,300)	$(7,800	)(c)	$2,715,913
Product	1,295,154	40,226	(420,731)	—		914,649

Total revenues	3,538,864	791,529	(692,031)	(7,800)		3,630,562

Expenses:
Cost of processing and services	1,408,577	435,989	(202,897)	(7,800	)(c)	1,662,401
				28,532	(d)
Cost of product	1,096,824	23,660	(396,748)	—		723,736
Selling, general and administrative	458,523	194,640	(63,783)	35,900	(d)	625,280

Total expenses	2,963,924	654,289	(663,428)	56,632		3,011,417

Operating income	574,940	137,240	(28,603)	(64,432)		619,145
Interest (expense) income, net	(33,209)	2,930	—	(216,000 32,625	)(e) (f)	(213,654)

Income from continuing operations before income taxes	541,731	140,170	(28,603)	(247,807)		405,491
Income tax provision	208,066	52,379	(11,155)	(95,406	)(g)	153,884

Income from continuing operations	$333,665	$87,791	$(17,448)	$(152,401)		$251,607

Income from continuing operations per share:
Basic	$1.99					$1.50
Diluted	$1.97					$1.48
Shares used in computing income per share:
Basic	167,367					167,367
Diluted	169,728					169,728

See accompanying notes to unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2006

	Fiserv	Acquisition of CheckFree(a)	Disposition of Fiserv Health(b)	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share information)
Revenues:
Processing and services	$2,889,340	$876,433	$(371,438)	$(8,000	)(c)	$3,386,335
Product	1,517,691	41,211	(430,648)	—		1,128,254

Total revenues	4,407,031	917,644	(802,086)	(8,000)		4,514,589

Expenses:
Cost of processing and services	1,868,171	490,912	(270,366)	(8,000	)(c)	2,117,823
				37,106	(d)
Cost of product	1,251,261	29,071	(409,912)	—		870,420
Selling, general and administrative	568,362	203,881	(66,677)	54,733	(d)	760,299

Total expenses	3,687,794	723,864	(746,955)	83,839		3,748,542

Operating income	719,237	193,780	(55,131)	(91,839)		766,047
Interest (expense) income, net	(40,672)	13,073	—	(288,000 39,750	)(e) (f)	(275,849)

Income from continuing operations before income taxes	678,565	206,853	(55,131)	(340,089)		490,198
Income tax provision	257,170	78,693	(21,611)	(130,934	)(g)	183,318

Income from continuing operations	$421,395	$128,160	$(33,520)	$(209,155)		$306,880

Income from continuing operations per share:
Basic	$2.41					$1.75
Diluted	$2.37					$1.73
Shares used in computing income per share:
Basic	174,989					174,989
Diluted	177,529					177,529

See accompanying notes to unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2005

	Fiserv	Disposition of Fiserv Health(b)	Pro Forma
	(In thousands, except per share information)
Revenues:
Processing and services	$2,757,144	$(373,181)	$2,383,963
Product	1,167,926	(271,817)	896,109

Total revenues	3,925,070	(644,998)	3,280,072

Expenses:
Cost of processing and services	1,764,522	(260,650)	1,503,872
Cost of product	942,708	(257,428)	685,280
Selling, general and administrative	497,479	(71,547)	425,932

Total expenses	3,204,709	(589,625)	2,615,084

Operating income	720,361	(55,373)	664,988
Interest expense, net	(21,015)	—	(21,015)
Realized gain from sale of investments	86,822	—	86,822

Income from continuing operations before income taxes	786,168	(55,373)	730,795
Income tax provision	295,869	(21,153)	274,716

Income from continuing operations	$490,299	$(34,220)	$456,079

Income from continuing operations per share:
Basic	$2.60		$2.42
Diluted	$2.57		$2.39
Shares used in computing income per share:
Basic	188,807		188,807
Diluted	190,967		190,967

See accompanying notes to unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2004

	Fiserv	Disposition of Fiserv Health(b)	Pro Forma
	(In thousands, except per share information)
Revenues:
Processing and services	$2,614,196	$(388,059)	$2,226,137
Product	990,014	(186,169)	803,845

Total revenues	3,604,210	(574,228)	3,029,982

Expenses:
Cost of processing and services	1,734,371	(275,052)	1,459,319
Cost of product	795,965	(180,274)	615,691
Selling, general and administrative	434,864	(67,341)	367,523

Total expenses	2,965,200	(522,667)	2,442,533

Operating income	639,010	(51,561)	587,449
Interest expense, net	(23,812)	—	(23,812)

Income from continuing operations before income taxes	615,198	(51,561)	563,637
Income tax provision	237,466	(19,799)	217,667

Income from continuing operations	$377,732	$(31,762)	$345,970

Income from continuing operations per share:
Basic	$1.94		$1.77
Diluted	$1.91		$1.75
Shares used in computing income per share:
Basic	194,981		194,981
Diluted	197,287		197,287

See accompanying notes to unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2007

	Fiserv	Acquisition of CheckFree(a)	Disposition of Fiserv Health(h)	Disposition of Fiserv ISS(i)	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share information)
ASSETS
Cash and cash equivalents	$161,250	$102,374	$425,884	$250,000	$50,000 (750,000	(j) )(k)	$239,508
Trade accounts receivable, net	658,212	220,891	(66,137)	—	—		812,966
Prepaid expenses and other current assets	193,887	263,735	(12,170)	—	—		445,452
Assets of discontinued operations held for sale	1,987,459	—	—	(1,987,459)	—		—

Total current assets	3,000,808	587,000	347,577	(1,737,459)	(700,000)		1,497,926
Property and equipment, net	238,164	143,636	(18,643)	—	—		363,157
Intangible assets, net	591,717	220,162	(44,214)	—	1,719,838	(l)	2,487,503
Goodwill	2,386,495	1,020,985	(373,349)	—	1,829,864	(l)	4,863,995
Other long-term assets	60,755	126,495	(3,340)	—	30,000	(j)	213,910

Total assets	$6,277,939	$2,098,278	$(91,969)	$(1,737,459)	$2,879,702		$9,426,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	$245,449	$23,262	$(116,131)	$—	$—		$152,580
Accrued expenses and other current liabilities	361,890	219,740	(24,036)	—	—		557,594
Current maturities of long-term debt	60,953	123,915	(644)	—	—		184,224
Deferred revenues	251,151	78,252	(20,810)	—	—		308,593
Liabilities of discontinued operations held for sale	1,817,603	—	—	(1,817,603)	—		—

Total current liabilities	2,737,046	445,169	(161,621)	(1,817,603)	—		1,202,991
Long-term debt	911,003	75,300	(257)	—	4,500,000 (750,000	(j) )(k)	4,736,046
Deferred income taxes and other long-term liabilities	247,989	45,373	(27,091)	—	662,138	(l)	928,409

Total liabilities	3,896,038	565,842	(188,969)	(1,817,603)	4,412,138		6,867,446
Shareholders’ equity	2,381,901	1,532,436	97,000	80,144	(1,532,436	)(m)	2,559,045

Total liabilities and shareholders’ equity	$6,277,939	$2,098,278	$(91,969)	$(1,737,459)	$2,879,702		$9,426,491

See accompanying notes to unaudited pro forma condensed combined financial statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a) The unaudited pro forma condensed combined statements of income which reflect CheckFree’s results of operations for the year ended December 31, 2006 have been calculated as (i) the respective amounts for the fiscal year ended June 30, 2007, (ii) the subtraction of the respective amounts for the quarters ended March 31, 2007 and June 30, 2007, and (iii) the addition of the respective amounts for the quarters ended March 31, 2006 and June 30, 2006. CheckFree’s results of operations for the nine months ended September 30, 2007 have been calculated as the combination of the respective amounts for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. Certain reclassifications have been made to the presentation of the historical financial statements of CheckFree in order to conform to the presentation of Fiserv’s historical financial statements. These reclassifications had no impact on CheckFree’s historical total revenue or income from continuing operations.

For the nine months ended September 30, 2007:

(1)	$40,226 reported in CheckFree’s historical consolidated statement of operations as license fees has been classified as product revenues.

(2)	$53,751 and $65,877 reported in CheckFree’s historical consolidated statement of operations as maintenance fees and professional fees, respectively, have been classified as processing and services revenues.

(3)	$90,991 reported in CheckFree’s historical consolidated statement of operations as research and development expenses has been allocated to and classified as cost of processing and services $70,110 and cost of product $20,881.

(4)	$74,693 reported in CheckFree’s historical consolidated statement of operations as depreciation and amortization expenses has been allocated to and classified as cost of processing and services $32,647, cost of product $2,779, and selling, general and administrative expenses $39,268.

(5)	$579 reported in CheckFree’s historical consolidated statement of operations as equity in net loss of joint venture has been classified as cost of processing and services.

For the year ended December 31, 2006:

(6)	$41,211 reported in CheckFree’s historical consolidated statement of operations as license fees has been classified as product revenues.

(7)	$46,043 and $50,417 reported in CheckFree’s historical consolidated statement of operations as maintenance fees and professional fees, respectively, have been classified as processing and services revenues.

(8)	$108,087 reported in CheckFree’s historical consolidated statement of operations as research and development expenses has been allocated to and classified as cost of processing and services $84,043 and cost of product $24,044.

(9)	$87,243 reported in CheckFree’s historical consolidated statement of operations as depreciation and amortization expenses has been allocated to and classified as cost of processing and services $36,702, cost of product $5,027, and selling, general and administrative expenses $45,514.

(10)	$2,548 reported in CheckFree’s historical consolidated statement of operations as equity in net loss of joint venture has been classified as cost of processing and services.

Certain reclassifications have been made to the presentation of the historical balance sheet of CheckFree to conform to the presentation of Fiserv’s balance sheet as of September 30, 2007. These reclassifications, listed below, had no impact on CheckFree’s historical total assets, liabilities, or stockholders’ equity.

(1)	$141,182, $66,392, and $10,189 reported in CheckFree’s historical consolidated balance sheet as settlement assets, investments, and deferred income taxes, respectively, have been classified as prepaid expenses and other current assets.

(2)	$44,750 and $69,596 reported in CheckFree’s historical consolidated balance sheet as investments and restricted cash and deferred income taxes, respectively, have been classified as other long-term assets.

(3)	$3,266 and $74,827 reported in CheckFree’s historical consolidated balance sheet as capitalized software, net and strategic agreements, net, respectively, have been classified as intangible assets, net.

(4)	$137,772 reported in CheckFree’s historical consolidated balance sheet as settlement obligations has been classified as accrued expenses and other current liabilities.

(5)	$12,336 and $4,277 reported in CheckFree’s historical consolidated balance sheet as accrued rent and other and deferred revenue have been classified as deferred income taxes and other long-term liabilities.

(b) The unaudited pro forma condensed combined statements of income presented herein reflect Fiserv Health as discontinued operations as a result of its anticipated sale and do not reflect the anticipated gain resulting from the sale of Fiserv Health. A reduction in interest expense resulting from the use of anticipated sale proceeds primarily for the repayment of long-term debt is reflected in the nine months ended September 30, 2007 and year ended December 31, 2006, but not in the years ended December 31, 2005 and 2004.

(c) To record an elimination adjustment for transactions involving the purchase and sale of services between Fiserv and CheckFree. These adjustments totaled $8.0 million and $7.8 million for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively, and were recorded as reductions of processing and services revenue and cost of processing and services.

(d) To record an increase in amortization expense related to the recording of the fair value of acquired identifiable intangible assets, amortized over their estimated remaining useful lives. This preliminary pro forma adjustment has been calculated as the estimated annual amortization minus CheckFree’s historical amortization expense, and amortization of developed technology has been allocated to cost of processing and services and amortization of customer relationships has been allocated to selling, general and administrative expenses as follows (in thousands):

	Preliminary Fair Value	Annual Amortization	Estimated Useful Life
Customer relationships	$1,460,000	$97,333	15 yrs.
Developed technology	400,000	40,000	10 yrs.
Tradenames	80,000	—	Indefinite

Total	$1,940,000	$137,333

CheckFree amortization expense (Year ended December 31, 2006)		(45,494)

Increase in amortization expense (Year ended December 31, 2006)		$91,839

Pro forma amortization expense (Nine months ended September, 2007)		$103,000
CheckFree amortization expense (Nine months ended September, 2007)		(38,568)

Increase in amortization expense (Nine months ended September 30, 2007)		$64,432

The pro forma adjustment for amortization expense is based on the preliminary purchase price allocation discussed in footnote (l). Changes to the preliminary purchase price allocation including the finalization of appraisals of acquired assets and the finalization of estimated useful lives will result in a change to the pro forma adjustment for amortization expense. There can be no assurance that such finalizations will not result in material changes. Goodwill resulting from the acquisition is not amortized in accordance with the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

(e) To record pro forma interest expense on debt incurred to acquire CheckFree. The expected borrowings incurred to fund the acquisition include the financing of $30 million of debt issuance costs and $20 million of acquisition fees and expenses which primarily relate to legal, financial and other professional fees and expenses. The amount of incremental interest expense, calculated below, is based on the expected interest rates on the long-term financing obtained prior to closing the acquisition. The expected weighted average interest rate of 6.4% includes amortization of debt issuance costs over the life of the related debt, ranging from 5 to 10 years. This rate is a preliminary estimate and may differ from the actual interest rate available to the Company on the borrowing date. The pro forma condensed combined statements of income do not assume reductions to interest expense due to principal repayments of the initial borrowings or changes in interest rates. A change in the expected interest rate of 0.125% would impact pro forma operating income by approximately $5.6 million on an annual basis. The pro forma adjustment for interest expense is calculated as follows (in thousands):

Borrowings to fund the acquisition	$4,500,000
Expected interest rate	6.4%

Increase in interest expense (Year ended December 31, 2006)	$288,000

Increase in interest expense (Nine months ended September 30, 2007)	$216,000

(f) To record the reduction in incremental interest expense due to the anticipated $750 million paydown of the existing revolving credit facility and other debt with the anticipated net proceeds from the dispositions of Fiserv ISS and Fiserv Health and the excess $50 million from the new term loan facility borrowings discussed in footnote (j). Based on assumed interest rates of 5.8% and 5.3%, the reduction of interest expense due to the $750 million debt paydown is $32.6 million and $39.8 million for the nine months ended September 30, 2007 and year ended December 31, 2006, respectively.

(g) To record the income tax provision on the pro forma adjustments based on the applicable statutory federal and state income tax rates.

(h) The unaudited pro forma condensed combined balance sheet reflects the sale of Fiserv Health. The pro forma adjustment to cash and cash equivalents represents the preliminary net proceeds of $455 million from the sale less cash included in the businesses to be sold of $29 million and the pro forma adjustment to shareholders’ equity represents the preliminary net gain of $97 million. The unaudited pro forma condensed combined balance sheet does not reflect the estimated final adjustments for changes in net working capital for the disposition of Fiserv Health, which we expect to increase the net proceeds by approximately $20 million by the time of closing resulting in total anticipated net proceeds of $475 million.

(i) The unaudited pro forma condensed combined balance sheet reflects the sale of Fiserv ISS. Preliminary net proceeds from the sale of $250 million are reflected in cash and cash equivalents and the preliminary net gain of $80 million is reflected in shareholders’ equity. These adjustments exclude any anticipated proceeds from contingent cash consideration of up to $100 million based on achievement of revenue targets over the twelve months subsequent to closing.

(j) To record debt incurred to acquire CheckFree of $4.5 billion, which includes the financing of $30 million of debt issuance costs and $20 million of acquisition fees and expenses, which are discussed in footnote (e) above, and $50 million to be used for the repayment of debt.

(k) To reflect the use of a portion of the anticipated net proceeds from the disposition of Fiserv ISS and Fiserv Health and the excess $50 million from the new term loan facility borrowings discussed in footnote (j) to repay $750 million of the existing revolving credit facility and other debt.

(l) To adjust the historical assets and liabilities of CheckFree, to record goodwill, intangible assets and deferred income taxes associated with the acquisition and to reverse CheckFree’s historical goodwill and intangible assets. The pro forma adjustments to intangible assets and goodwill represent the difference between the preliminary allocation of purchase price and the amounts on CheckFree’s balance sheet at September 30, 2007. The preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated relative fair values is as follows (in thousands):

Acquisition of 100% of CheckFree’s issued and outstanding common stock	$4,400,000
Acquisition fees and expenses	20,000

Preliminary purchase price	$4,420,000

Current assets	$587,000
Property and equipment, net	143,636
Intangible assets, net	1,940,000
Goodwill	2,850,849
Other long-term assets	126,495
Current liabilities	(445,169)
Long-term debt	(75,300)
Deferred income taxes	(664,422)
Other long-term liabilities	(43,089)

Preliminary purchase price	$4,420,000

The above preliminary purchase price and the preliminary allocation of purchase price are preliminary because the acquisition has not yet been completed. The preliminary allocation of purchase price is based on a preliminary assessment of the fair values of the assets to be acquired and liabilities to be assumed in the acquisition and does not reflect final appraisals of assets to be acquired or final evaluation of all liabilities to be assumed in the acquisition. Goodwill is generated to the extent that the purchase price exceeds the fair value of the net assets acquired. The preliminary assessment of fair value resulted in goodwill of $2.85 billion, which will be subject to periodic impairment testing, in accordance with SFAS 142. The preliminary assessment of the fair values of CheckFree’s intangible assets are based on projections of expected future net cash flows, discounted to present value. Other assets and liabilities are valued at their historical book value. These and other preliminary estimates will change as additional information becomes available and is assessed by Fiserv after the closing of the acquisition.

(m) To eliminate CheckFree’s historical shareholders’ equity.

DESCRIPTION OF THE NOTES

The following description of certain material terms of the 6.125% Senior Notes due 2012 (the “2012 notes”), and the 6.8% Senior Notes due 2017 (the “2017 notes” and, together with the 2012 notes, the “notes”) offered hereby does not purport to be complete. This description adds information to the description of the general terms and provisions of the debt securities in the accompanying prospectus. To the extent this summary differs from the summary in the accompanying prospectus, you should rely on the description of notes in this prospectus supplement.

The notes will be issued under and governed by an indenture, dated as of November 20, 2007 (the “base indenture”) between us and U.S. Bank National Association, as trustee (the “trustee”), as supplemented by supplemental indentures to be entered into between us and the trustee (together with the base indenture, the “indenture”). Although for convenience the 2012 notes and the 2017 notes are referred to as “notes,” each will be issued as a separate series and will not together have any class voting rights. Accordingly, for purposes of this Description of the Notes, references to the “notes” shall be deemed to refer to each series of notes separately, and not to the 2012 notes and the 2017 notes on any combined basis. The following description is subject to, and is qualified in its entirety by reference to, the indenture. Unless otherwise defined herein, capitalized terms used in the following description are defined in the indenture. As used in the following description, the terms “Fiserv,” “we,” “us,” “our” and “Fiserv” refer to Fiserv, Inc., a Wisconsin corporation, and not any of its subsidiaries, unless the context requires otherwise.

We urge you to read the indenture (including definitions of terms used therein) because it, and not this description, defines your rights as a beneficial holder of the notes. This description is subject to, and qualified in its entirety by reference to, the actual provisions of the notes and the indenture, which are filed with the SEC as exhibits to the registration statement of which this prospectus supplement and accompanying prospectus are a part and incorporated by reference into this prospectus supplement and accompanying prospectus. For information about how to obtain copies of the indenture from us, see “Where You Can Find More Information” in the accompanying prospectus.

General

The aggregate principal amount of the two separate series of notes offered hereby will initially be limited to $1,750,000,000. The 2012 notes will be initially limited to $1,250,000,000 aggregate principal amount and will mature on November 20, 2012. The 2017 notes will be initially limited to $500,000,000 aggregate principal amount and will mature on November 20, 2017. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP numbers as the notes being offered hereby. All notes will be issued only in fully registered form without coupons in minimum denominations of $2,000 and any integral multiple of $1,000.

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. The notes will be fully and unconditionally guaranteed, on a joint and several basis, by certain of our wholly-owned subsidiaries (as defined below), each of which is a guarantor under our existing revolving credit facility and our new term loan facility under which we expect to borrow a portion of the purchase price for the acquisition of CheckFree. The notes will rank junior to any secured indebtedness we and our subsidiaries may have or incur in the future to the extent of the collateral securing the same and will be structurally subordinated to the obligations (including trade accounts payable) of our subsidiaries that do not guarantee the notes. At September 30, 2007, we had outstanding approximately $955 million of senior unsecured indebtedness and approximately $17 million of secured indebtedness, and our non-guarantor subsidiaries had approximately $2.9 billion of liabilities (including approximately $2.0 billion of liabilities of Fiserv ISS and Fiserv Health).

The indenture does not contain any covenants or provisions that would afford the holders of the notes protection in the event of a highly leveraged or other transaction that is not in the best interests of noteholders, except to the limited extent described below under “—Covenants.”

Guarantees

The notes will be guaranteed, on a joint and several basis, by certain of our wholly-owned subsidiaries, each of which will also be a guarantor of our obligations under the new term loan facility that we expect will be funded at the closing of the acquisition of CheckFree and our existing revolving credit facility as amended (each, an “Initial Guarantor”). The notes will also be guaranteed (1) upon the closing of the acquisition of CheckFree, by CheckFree Services Corporation, a wholly-owned subsidiary of CheckFree, and (2) in the future, by certain subsidiaries under the circumstances described under “—Covenants—Additional Guarantors,” including any subsidiary that becomes a guarantor of our credit facilities (each, an “Additional Guarantor” and, together with the Initial Guarantors, the “Guarantors”).

Each Guarantor’s guarantee of the notes:

•	will be a general unsecured obligation of that Guarantor;

•	will be pari passu in right of payment with all existing and future senior unsecured indebtedness of that Guarantor; and

•	will be senior in right of payment to all existing and future subordinated indebtedness of that Guarantor.

Not all of our or CheckFree’s subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of September 30, 2007, our non-guarantor subsidiaries had liabilities of $2.9 billion (including approximately $2.0 billion of liabilities of Fiserv ISS and Fiserv Health) and held 66% of our consolidated assets (including approximately 40% of our consolidated assets owned by Fiserv ISS and Fiserv Health). For the year ended December 31, 2006, the non-guarantor subsidiaries generated 53% and 38% of our consolidated total revenues and operating income, respectively. On a pro forma basis, giving effect to the acquisition of CheckFree, the dispositions of Fiserv Health and Fiserv ISS and the guarantee to be provided by CheckFree Services Corporation at the closing of the CheckFree acquisition, as of September 30, 2007, our non-guarantor subsidiaries would have had liabilities of $1.1 billion and held 33% of our consolidated assets. On a pro forma basis, giving effect to the acquisition of CheckFree and the dispositions of Fiserv Health and Fiserv ISS for the year ended December 31, 2006, the non-guarantor subsidiaries generated 38% and 32% of our consolidated total revenues and operating income, respectively. See “Risk Factors—Claims of the holders of the notes will be structurally subordinate to the claims of creditors of any of our subsidiaries that do not guarantee the notes and the claims of secured creditors.”

The obligations of each Guarantor will be limited as necessary to prevent the guarantees from constituting a fraudulent conveyance under applicable law. If a guarantee is rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its guarantee could be reduced to zero. See “Risk Factors—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.”

The indenture will provide for the release of all or some of the Guarantors of the notes in certain circumstances, including:

•	such Guarantor ceases to be a “material subsidiary” of Fiserv;

•	all or substantially all of the equity interests or assets of such Guarantor are sold, transferred or otherwise disposed of;

•

such Guarantor is not a borrower or guarantor under, and does not grant any lien to secure any obligations pursuant to, our existing revolving credit facility as amended or our new term loan facility that we expect will be funded at the closing of the acquisition of CheckFree (or our bridge loan if we need additional funds to complete the acquisition of CheckFree), any refinancing or replacement thereof or any other indebtedness for borrowed money having an aggregate principal amount outstanding in excess of 10% of our net worth and is released or discharged from each guarantee and liens granted by such Guarantor with respect to all of such indebtedness other than obligations arising under the indenture and any securities issued under the indenture, except discharges or releases by or as a result of payment under such guarantees; or

•	under the circumstances described under “—Covenants—Additional Guarantors.”

No Guarantor currently has any guarantee with respect to, or has incurred or granted any lien to secure, debt of an amount in excess of 10% of our net worth, other than guarantees under our existing revolving credit facility and our new term loan facility under which we expect to borrow a portion of the purchase price for the acquisition of CheckFree on the closing date for such acquisition (the “Effective Date”). Therefore, unless such other debt is so incurred, guaranteed or secured by a Guarantor, if such Guarantor is released from its guarantees with respect to our existing revolving credit facility and our new term loan facility, then such Guarantor may be released from its guarantee of the notes.

Each credit facility provides that a guarantor under the facility may be released as a guarantor under such facility:

•

upon our notice if such guarantor ceases to be a “material subsidiary,” excluding any domestic subsidiary that becomes a guarantor pursuant to the minimum EBITDA requirement in the bullet point below or that is a guarantor under the credit facility, but not a material subsidiary, as of the closing date or, upon the occurrence of the Effective Date, the Effective Date; or

•

upon our request, provided that (x) any such release of a material subsidiary is only permitted if all or substantially all of the equity interests or assets of such material subsidiary are being sold, transferred or otherwise disposed of and (y) if at the time of such release the aggregate amount of the EBITDA of such subsidiary and all of our domestic subsidiaries that are not guarantors under the credit facility for the most recently completed four-quarter period for which financial statements have been delivered pursuant to the credit facility exceeds an amount equal to 40% of our consolidated EBITDA for the four-quarter period most recently ended prior to the closing date for the amendment to the revolving credit agreement (which amount equaled $391.8 million at such closing date) or, upon the occurrence of the Effective Date, the Effective Date, then we will contemporaneously with such release cause domestic subsidiaries having sufficient EBITDA to become additional guarantors under the credit facility to eliminate such excess. Under such circumstances, such additional guarantors would also become Guarantors with respect to the notes. See “—Covenants—Additional Guarantors.”

In addition, each credit facility provides that all guarantors under the facility shall be automatically released as guarantors under such facility if Standard & Poor’s and Moody’s Investors Service, Inc. rate our senior, unsecured long-term indebtedness for borrowed money at or above A- and A3, respectively, but the guarantee requirements will be required to be reinstated 45 days after the date on which either rating falls below such level.

As used in the foregoing discussion of the provisions of the credit facilities:

“EBITDA” means, with respect to any person for any period without duplication, the consolidated net earnings of such person in respect of such period, plus the sum of each of the following with respect to such person on a consolidated basis for such period to the extent deducted in the determination of such net earnings: (i) interest expense, (ii) provision for taxes, (iii) depreciation, (iv) amortization, (v) extraordinary losses incurred other than in the ordinary course of business, (vi) stock-based non-cash compensation expense, minus (vii) extraordinary gains realized other than in the ordinary course of business and (viii) any cash payments made during such period in respect of the item described in clause (vi) above subsequent to the fiscal quarter in which the relevant stock-based non-cash compensation expense was incurred.

“Material subsidiary” means each domestic subsidiary (i) which (on an unconsolidated basis and excluding intercompany income statement items of such domestic subsidiary), as of our most recent two consecutive fiscal quarters, in each case for the period of four consecutive fiscal quarters then ended, for which financial statements have been delivered pursuant to the credit facility, contributed EBITDA in an amount greater than an amount equal to 10% of our consolidated EBITDA for the four-quarter period most recently ended prior to the closing date for the amendment to the revolving credit agreement (which amount equaled $98.0 million at such closing date) or, upon the occurrence of the Effective Date, the Effective Date or (ii) which (on an unconsolidated basis and excluding intercompany balance sheet items of such domestic subsidiary) as of the most recent two consecutive fiscal quarters of Fiserv for which financial statements have been delivered pursuant to the credit facility contributed total assets in an amount greater than 10% of our consolidated total assets as of the closing date (or, upon the occurrence of the Effective Date, the Effective Date).

The credit facilities provide that none of our trust business subsidiaries and no bankruptcy-remote special purpose entity created in connection with certain financings will be deemed to constitute a “material subsidiary.” For purposes of these determinations under our credit facilities, EBITDA and total assets will be calculated on a pro forma basis reasonably acceptable to the administrative agent giving positive effect to the CheckFree acquisition and deducting for discontinued operations as a result of the disposition of our trust business.

Principal and Interest

The 2012 notes will mature on November 20, 2012 and the 2017 notes will mature on November 20, 2017, unless, in each case, we redeem the notes prior to that date, as described below under “—Special Mandatory Redemption” and “—Optional Redemption.” Interest on the 2012 notes will accrue at the rate of 6.125% per year and interest on the 2017 notes will accrue at the rate of 6.8% per year, and in each case will be paid on the basis of a 360-day year of twelve 30-day months. We will pay interest on the notes semiannually in arrears on May 20 and November 20 of each year, beginning on May 20, 2008, to the holder in whose name each such note is registered on the day that is 15 days prior to the relevant interest payment date, whether or not such day is a business day.

Amounts due on the stated maturity date or earlier redemption date of the notes will be payable, at the corporate trust office of the trustee at 60 Livingston Avenue, Mail Code EP-MN-W2ZW, St. Paul, Minnesota 55107-2292. We may make payment of interest on an interest payment date in respect of notes in certificated form by check mailed to the address of the person entitled to the payment as it appears in the security register or by transfer to an account maintained by the payee with a bank located in the United States. We will make payments of principal, premium, if any, and interest in respect of notes in book-entry form to DTC (as defined below) in immediately available funds, while disbursement of such payments to owners of beneficial interests in notes in book-entry form will be made in accordance with the procedures of DTC and its participants in effect from time to time.

Neither we nor the trustee will impose any service charge for any transfer or exchange of a note. However, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of notes.

If any interest payment date, stated maturity date or earlier redemption date falls on a day that is not a business day in The City of New York, we will make the required payment of principal, premium, if any, and/or interest on the next business day as if it were made on the date payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date, the stated maturity date or earlier redemption date, as the case may be, to the next business day.

Interest Rate Adjustment

The interest rate payable on each series of notes will be subject to adjustments from time to time if Moody’s Investors Service, Inc. (“Moody’s”) (or, if applicable, any Substitute Rating Agency (as defined below)) or Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) (or, if applicable, any Substitute Rating Agency) downgrades (or subsequently upgrades) the debt rating assigned to such series of notes, as set forth below.

If the ratings from Moody’s or S&P (or, in either case if applicable, any Substitute Rating Agency) with respect to the notes (each, a “Rating Agency”, and collectively, the “Rating Agencies”) is decreased to a rating set forth in the immediately following table with respect to that Rating Agency, the per annum interest rate on the 2012 notes or the 2017 notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set forth opposite that rating:

Rating Level	Rating Agency
	Moody’s*	S&P*	Percentage
1	Ba1	BB+	0.25%
2	Ba2	BB	0.50%
3	Ba3	BB-	0.75%
4	B1 or below	B or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency

If at any time the interest rate on any series of notes has been adjusted upward as a result of a decrease in a rating by a Rating Agency and that Rating Agency subsequently increases its rating with respect to such series of notes to any of the threshold ratings set forth above, the per annum interest rate on that series of notes will be decreased such that the per annum interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentage set forth opposite the rating in effect immediately following the increase in the table above; provided that if Moody’s or any Substitute Rating Agency subsequently increases its rating of any series of notes to “Baa3” (or its equivalent if with respect to any Substitute Rating Agency) or higher and S&P or any Substitute Rating Agency subsequently increases its rating of any series of notes to “BBB-” (or its equivalent if with respect to any Substitute Rating Agency) or higher, the interest rate on that series of notes will be decreased to the per annum interest rate on that series of notes set forth on the cover page of this prospectus supplement.

No adjustment in the interest rate of any series of notes shall be made solely as a result of a Rating Agency ceasing to provide a rating. If at any time less than two Rating Agencies provide a rating of any series of notes, we will use our commercially reasonable efforts to obtain a rating of that series of notes from another nationally recognized statistical rating organization, to the extent one exists, and if another nationally recognized statistical rating organization rates that series of notes (such organization, as certified by a resolution of our board of directors, a “Substitute Rating Agency”), for purposes of determining any increase or decrease in the per annum interest rate on that series of notes pursuant to the table above (a) such Substitute Rating Agency will be substituted for the last Rating Agency to provide a rating of that series of notes but which has since ceased to provide such rating, (b) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the table above with respect to such Substitute Rating Agency, such ratings shall be deemed to be the equivalent ratings used by Moody’s and S&P in such table and (c) the per annum interest rate on that series of notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate set forth on the cover page of the prospectus supplement plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the table above (taking into account the provisions of clause (b) above). For so long as (i) only one Rating Agency provides a rating of any series of notes, any increase or decrease in the interest rate of that series of notes necessitated by a reduction or increase in the rating by that Rating Agency shall be twice the applicable percentage set forth in the table above and (ii) no Rating Agency provides a rating of any series of notes, the interest rate on that series of notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or any Substitute Rating Agency, shall be made independent of (and in addition to) any and all other adjustments. In no event shall (1) the per annum interest rate on any series of notes be reduced below the interest rate set forth on the cover page of this prospectus supplement or (2) the per annum interest rate on any series of notes exceeds 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

Any interest rate increase or decrease described above will take effect on the next business day after the rating change has occurred.

The interest rates on any series of notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if that series of notes becomes rated “A3” (or its equivalent) or higher by Moody’s (or any Substitute Rating Agency) and “A-” (or its equivalent) or higher by S&P (or any Substitute Rating Agency), or one of those ratings if only rated by one Rating Agency, in each case with a stable or positive outlook.

Special Mandatory Redemption

In the event that we do not consummate the acquisition of CheckFree on or prior to August 1, 2008 or the merger agreement relating to the acquisition is terminated at any time prior thereto, then we will redeem all the notes on the Special Mandatory Redemption Date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The “Special Mandatory Redemption Date” means the earlier to occur of (1) August 16, 2008 if the proposed acquisition has not been completed on or prior to August 1, 2008, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the merger agreement for any reason.

We will cause the notice of special mandatory redemption to be mailed within 5 business days after the occurrence of the event triggering redemption to each holder at its registered address. If funds sufficient to pay the special mandatory redemption price of all notes to be redeemed on the Special Mandatory Redemption Date are deposited with the paying agent on or before such Special Mandatory Redemption Date, and certain other conditions are satisfied, on and after such Special Redemption Date, the notes will cease to bear interest. The provisions relating to special mandatory redemption described in this paragraph may not be waived or modified for each series of notes without the written consent of holders of at least 90% in principal amount of that series of notes outstanding.

Optional Redemption

We may redeem some or all of each series of notes prior to maturity at a price equal to the greater of:

•	100% of the aggregate principal amount of any notes being redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, not including unpaid interest accrued to the redemption date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 35 basis points with respect to any 2012 notes being redeemed and at the treasury rate plus 40 basis points with respect to any 2017 notes being redeemed, plus, in each case, unpaid interest on the notes being redeemed accrued to the redemption date.

We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the holders of the affected series of notes as of the close of business on the applicable regular record date.

The term “treasury rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The term “comparable treasury issue” means the United States Treasury security or securities selected by an independent investment banker as having an actual or interpolated maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

The term “independent investment banker” means one of the reference treasury dealers appointed by the trustee after consultation with us.

The term “comparable treasury price” means, with respect to any redemption date:

•	the average of three reference treasury dealer quotations for the redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or

•	if the trustee obtains fewer than four reference treasury dealer quotations, the average of all reference treasury dealer quotations for the redemption date so obtained.

The term “reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such reference treasury dealer at approximately 3:30 p.m., New York City time, on the third business day preceding such redemption date.

The term “reference treasury dealer” means each of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC (in each case, or their affiliates and their respective successors); if any of these reference treasury dealers resign, then the respective successor will be a primary U.S. government securities dealer in the City of New York selected by us.

We will give written notice of any redemption of any series of notes to holders of that series of notes to be redeemed at their addresses, as shown in the security register for the affected notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the aggregate principal amount of the series of notes to be redeemed, the redemption date and the redemption price.

If we choose to redeem less than all of any series of notes, then we will notify the trustee at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of that series of notes to be redeemed and the redemption date. The trustee will select, in the manner it deems fair and appropriate, the notes of that series to be redeemed in part. See also “—Book-Entry” and “—Global Clearance and Settlement Procedures” below.

If we have given notice as provided in the indenture and made funds irrevocably available for the redemption of any series of notes called for redemption on the redemption date referred to in that notice, then those notes will cease to bear interest on that redemption date and the only remaining right of the holders of those notes will be to receive payment of the redemption price.

The notes will not be subject to, or have the benefit of, a sinking fund.

Purchase of Notes upon a Change of Control Triggering Event

If a change of control triggering event occurs, holders of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their notes pursuant to the offer described below (the “change of control offer”) on the terms set forth in the notes. In the change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “change of control payment”). Within 30 days following any change of control triggering event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the change of control triggering event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “change of control payment date”), pursuant to the procedures required by the notes and described in such notice. The notice will, if mailed prior to the date of the consummation of the change of control, state that the offer to purchase is conditioned on the change of control triggering event occurring on or prior to the change of control payment date. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control provisions of the notes by virtue of such conflicts.

On the change of control payment date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a change of control triggering event if (i) a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer; or (ii) we have given written notice of a redemption of the notes as provided under “Optional Redemption” above, unless we have failed to pay the redemption price on the redemption date.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below investment grade rating event” means the notes are rated below an investment grade rating by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a change of control until the end of the 60-day period following public notice of the occurrence of the change of control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect to a particular change of control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of change of control triggering event hereunder) if the Rating Agency or Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the below investment grade rating event).

“Change of control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties and assets of Fiserv and our subsidiaries taken as a whole to any person or group of related persons for purposes of Section 13(d) of the Exchange Act (a “group”) other than us or one of our subsidiaries; (2) the approval by the holders of our common stock of any plan or proposal for the liquidation or dissolution of Fiserv (whether or not otherwise in compliance with the provisions of the indenture); (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our voting stock; (4) Fiserv consolidates or merges with or into any entity, pursuant to a transaction in which any of the outstanding voting stock of Fiserv or such other entity is converted into or exchanged for cash, securities or other property (except when voting stock of Fiserv is converted into, or exchanged for, at least a majority of the voting stock of the surviving person); or (5) the first day on which a majority of the members of our board of directors are not continuing directors.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties and assets of us and our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the properties and assets of us and our subsidiaries taken as a whole to another person or Group may be uncertain.

“Change of control triggering event” means the occurrence of both a change of control and a below investment grade rating event.

“Continuing directors” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date of the issuance of the notes; or (2) was nominated for election or elected to our board of directors with the approval of at least a majority of the continuing directors who were members of our board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment grade rating” means a rating equal to or higher Baa3 (or the equivalent) by Moody’s and BBB–(or the equivalent) by S&P, respectively.

“Person” has the meaning set forth in the indenture and includes a “person” as used in Section 13(d)(3) of the Exchange Act.

Covenants

Merger, Consolidation and Sale of Assets

We have agreed, with respect to each series of notes, not to consolidate or merge with or into any other person, permit any other person to consolidate with or merge into us or convey, transfer or lease all or substantially all of our properties and assets to any other person, unless:

•	we are the surviving entity or our successor is an entity organized and existing under the laws of the United States of America, any state or the District of Columbia;

•

our successor will expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and any premium and interest on the outstanding notes and the performance and observance of every covenant in the indenture that we would otherwise have to perform or observe;

•

immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of ours or any of our subsidiaries as a result of such transaction as having been incurred by us or any of our subsidiaries at the time of such transaction, there will not be any event of default or event which, after notice or lapse of time or both, would become an event of default;

•

if, as a result of any such transaction, our property or assets would become subject to a lien which would not be permitted under “—Limitations on Liens,” we or our successor shall take those steps that are necessary to secure all outstanding notes equally and ratably with the indebtedness secured by that lien; and

•

we will have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the consummation of the particular transaction under the indenture have been complied with.

Upon any consolidation or merger with or into any other person or any conveyance, transfer or lease of all or substantially all of our properties and assets to any other person, the successor person will succeed to, and be substituted for, us under the indenture, and we, except in the case of a lease, will be relieved of all obligations and covenants under the notes and the indenture to the extent we were the predecessor person.

Limitations on Liens

Neither we nor any of our restricted subsidiaries may create or assume, except in our favor or in favor of one or more of our wholly-owned subsidiaries, any mortgage, pledge, lien or encumbrance (as used in this paragraph, “liens”) on any property now owned or hereafter acquired by Fiserv or any such subsidiary, or permit any such subsidiary to do so, except any one or more of the following types of liens:

(a) liens in connection with workers’ compensation, unemployment insurance or other social security obligations (which phrase shall not be construed to refer to ERISA or the minimum funding obligations under Section 412 of the Code);

(b) liens to secure the performance of bids, tenders, letters of credit, contracts (other than contracts for the payment of indebtedness), leases, statutory obligations, surety, customs, appeal, performance and payment bonds and other obligations of like nature, in each such case arising in the ordinary course of business;

(c) mechanics’, workmen’s, carriers’, warehousemen’s, materialmen’s, landlords’, or other like liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith and by appropriate action;

(d) liens for taxes, assessments, fees or governmental charges or levies which are not delinquent or are payable without penalty, or are being contested in good faith and by appropriate action, and in respect of which adequate reserves shall have been established in accordance with GAAP on the books of Fiserv or any subsidiary;

(e) liens consisting of attachments, judgments or awards against Fiserv or any subsidiary with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate action, and in respect of which adequate reserves shall have been established in accordance with GAAP on the books of Fiserv or any subsidiary;

(f) easements, rights of way, restrictions, leases of property to others, easements for installations of public utilities, title imperfections and restrictions, zoning ordinances and other similar encumbrances affecting property which in the aggregate do not materially adversely affect the value of such property or materially impair its use for the operations of the business of Fiserv or any subsidiary;

(g) liens existing on the date of the indenture and securing indebtedness or other obligations of Fiserv or any subsidiary;

(h) statutory liens in favor of lessors arising in connection with property leased to Fiserv or any subsidiary;

(i) liens on margin stock to the extent that a prohibition on such liens pursuant to this provision would violate Regulation U of the U.S. Federal Reserve Board, as amended.

(j) purchase money liens on property hereafter acquired by Fiserv or any subsidiary created within 180 days of such acquisition (or in the case of real property, completion of construction including any improvements or the commencement of operation of the property, whichever occurs later) to secure or provide for the payment or financing of all or any part of the purchase price thereof, provided that the lien secured thereby shall attach only to the property so acquired and related assets (except that individual financings by one person (or an affiliate thereof) may be cross-collateralized to other financings provided by such person and its affiliates that are permitted by this clause (j));

(k) liens in respect of capital leases and permitted sale-leaseback transactions;

(l) liens on the property of a person that becomes a subsidiary after the date hereof, provided that (i) such liens existed at the time such person becomes a subsidiary and were not created in anticipation thereof, (ii) any such lien does not by its terms cover any property after the time such person becomes a subsidiary that was not covered immediately prior thereto and (iii) any such lien does not by its terms secure any indebtedness other than indebtedness existing immediately prior to the time such person becomes a subsidiary;

(m) liens on property and proceeds thereof existing at the time of acquisition thereof and not created in contemplation thereof;

(n) liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code on the items in the course of collection, and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set off) and which are within the general parameters customary in the banking industry;

(o) liens securing securitized indebtedness in an aggregate principal amount not in excess of $200,000,000 at any one time outstanding upon the granting of such liens;

(p) any extension, renewal, refinancing, substitution or replacement (or successive extensions, renewals, refinancings, substitutions or replacements), as a whole or in part, of any of the liens referred to in paragraphs (g), (j), (l) and (m) of this covenant, provided that such extension, renewal, refinancing substitution or replacement lien shall be limited to all or any part of substantially the same property or assets that secured the lien extended, renewed, refinanced, substituted or replaced (plus improvements on such property) and the liability secured by such lien at such time is not increased;

(q) liens on proceeds of any of the assets permitted to be the subject of any lien or assignment permitted by this covenant, and

(r) other liens, provided that, without duplication, the aggregate sum of all obligations and Indebtedness secured by liens permitted under this clause (r) would not exceed 10.0% of net worth, measured upon granting of such liens based on the balance sheet for the end of the most recent quarter for which financial statements are available.

The term “net worth” means, at any date, the sum of all amounts which would be included under shareholders’ equity on a consolidated balance sheet of Fiserv and its subsidiaries determined in accordance with GAAP on such date or, in the event such date is not a fiscal quarter end, as of the immediately preceding fiscal quarter end.

The term “permitted sale-leaseback transactions” means sales or transfers by Fiserv or any subsidiary of any real property, improvements, fixtures, machinery and/or equipment with the intention of taking back a lease thereof; provided, however, that “permitted sale-leaseback transactions” shall not include such transactions involving machinery and/or equipment (excluding any lease for a temporary period of not more than thirty-six months with the intent that the use of the subject machinery and/or equipment will be discontinued at or before the expiration of such period) relating to facilities (a) in full operation for more than 180 days as of the date of the indenture and (b) that are material to the business of Fiserv and its subsidiaries taken as a whole, to the extent that the sum of the aggregate sale price of such machinery and/or equipment from time to time involved in such transactions (giving effect to payment in full under any such transaction and excluding the Applied Amounts, as defined in the following sentence), plus the amount of obligations and indebtedness from time to time secured by liens permitted under clause (r) above, exceeds 10.0% of net worth. For purposes of this definition, “Applied Amounts” means an amount (which may be conclusively determined by the board of directors of Fiserv) equal to the greater of (i) capitalized rent with respect to the applicable machinery and/or equipment and (ii) the fair value of the applicable machinery and/or equipment, that is applied within 180 days of the applicable transaction or transactions to repayment of the notes or to the repayment of any indebtedness for borrowed money which, in accordance with GAAP, is classified as long-term debt and that is on parity with the notes.

The term “property” means, with respect to any person, all types of real, personal or mixed property and all types of tangible or intangible property owned or leased by such person.

The term “restricted subsidiary” means any subsidiary of Fiserv that is not an unrestricted subsidiary.

The term “securitized indebtedness” means, with respect to any person as of any date, the reasonably expected liability of such person for the repayment of, or otherwise relating to, all accounts receivable, general intangibles, chattel paper or other financial assets and related rights and assets sold or otherwise transferred by such person, or any subsidiary or affiliate thereof, on or prior to such date.

The term “subsidiary” of any person means (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof), (ii) any partnership, limited liability company or similar pass-through entity the sole general partner or the managing general partner or managing member of which is such person or a subsidiary of such person and (iii) any partnership, limited liability company or similar pass-through entity the only general partners, managing members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

The term “unrestricted subsidiary” means any subsidiary of Fiserv that from time to time is not a Guarantor or required to be a Guarantor.

The term “wholly-owned subsidiary” of any person means (i) any corporation, association or other business entity of which 100% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof) and (ii) any partnership, limited liability company or similar pass-through entity the sole partners, members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

Limitations on Sale and Leaseback Transactions

Neither we nor any of our restricted subsidiaries may engage in sale and leaseback transactions except for permitted sale-leaseback transactions (as defined above).

Our real property, improvements and fixtures are not subject to the limitations on sale and leaseback transactions described above or the limitations on liens described under “—Limitation on Liens.” As of September 30, 2007, our real property, improvements and fixtures had a book value of approximately $76 million, none of which were subject to capital leases.

Additional Guarantors

If, after the date of the indenture, any subsidiary of Fiserv that is not already a Guarantor guarantees, becomes a borrower or guarantor under, or grants any lien to secure any obligations pursuant to, our existing revolving credit facility or our new term loan facility that we expect will be funded at the closing of the acquisition of CheckFree (or our bridge loan if we need additional funds to complete the acquisition of CheckFree), any refinancing or replacement thereof or any other indebtedness for borrowed money having an aggregate principal amount outstanding in excess of 10% of our net worth as of the end of our most recent quarter for which financial statements are available (such net worth to be measured at the time of the incurrence of each such guarantee or borrowing or the granting of such lien), then in any such case such subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within twenty business days of the date on which it guaranteed or incurred such indebtedness or granted such lien, as the case may be. Notwithstanding the preceding, any guarantee by a Guarantor that was issued pursuant to this paragraph solely as a result of its guarantee or incurrence of, or granting of a lien in respect of, any such indebtedness shall be automatically and unconditionally released upon the release or discharge of the guarantee that resulted in the creation of such subsidiary’s guarantee (or upon such subsidiary ceasing to be a borrower or release of liens granted by such subsidiary, as the case may be), except a discharge or release by, or as a result of payment under, such guarantee or of the refinancing or replacement of any such indebtedness that is guaranteed or incurred by such Guarantor. Notwithstanding the foregoing, none of our trust business subsidiaries or any bankruptcy-remote special purpose entity will guarantee the notes and no foreign subsidiary shall be required to guarantee the notes unless it becomes a guarantor under, or grants any lien to secure any obligations pursuant to, such revolving credit facility, term loan facility, bridge loan or refinancing or replacement thereof.

Events of Default

An “event of default” with respect to each series of notes occurs if:

•	we fail to pay interest on any of the notes of that series when due and payable and that failure continues for 30 calendar days;

•	we fail to pay the principal of, or premium, if any, on, any of the notes of that series at its maturity or when otherwise due;

•

there is a default (which shall not have been cured or waived) in the payment of any principal of or interest on any of our indebtedness for borrowed money aggregating more than $100 million in principal amount, after giving effect to any applicable grace period, or in the performance of any other term or provision of any of our indebtedness in excess $100 million in principal amount that results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration is not rescinded or annulled, or such indebtedness has not been discharged, within a period of 15 days after there has been given written notice specifying such default as provided in the indenture;

•	we fail to perform any covenant in the indenture and that failure continues for 60 calendar days after we receive written notice as provided in the indenture;

•

certain actions are taken relating to our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any restricted subsidiary of ours that qualifies as a “significant subsidiary” within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”); or

•	we fail to timely deliver a required special mandatory redemption notice as described under “—Special Mandatory Redemption.”

If an event of default with respect to any series of notes occurs and continues, except for the bankruptcy, insolvency or reorganization actions referred to above, then the trustee or the holders of at least 25% in principal amount of the outstanding notes of the affected series may require us to repay immediately the principal of, and any unpaid premium and interest on, all outstanding notes of the affected series. The holders of at least a majority in principal amount of the outstanding notes of the affected series may rescind and annul that acceleration if all events of default with respect to the notes of that series, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. An event of default arising from the bankruptcy, insolvency or reorganization actions referred to above shall cause the principal of, and any unpaid premium and interest on, all notes to become immediately due and payable without any declaration or other act by the trustee, the holders of the notes or any other party.

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any holder of notes, unless the holders offer reasonable indemnity to the trustee. If the holders offer reasonable indemnity to the trustee, then the holders of at least a majority in principal amount of the outstanding notes of the affected series will have the right, subject to some limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of that series.

No holder of any note of any series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the notes of that series;

•

the holders of at least 25% in principal amount of the outstanding notes of that series have made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding as trustee;

•	the trustee has failed to institute the requested proceeding within 60 calendar days after receipt of such notice; and

•	the trustee has not received from the holders of at least a majority in principal amount of the outstanding notes of that series a direction inconsistent with the request during that 60-day period.

However, the holder of any note will have the absolute and unconditional right to receive payment of the principal of, and premium, if any, and interest on, that note as expressed therein, and to institute suit for the enforcement of any such payment.

We are required to furnish to the trustee annually within 120 days after the end of our fiscal year a statement as to the absence of some defaults under the indenture. Within 30 days after the occurrence of an event of default the trustee shall give notice of such event of default or of any event which, after notice or lapse of time or both, would become an event of default, known to it, to the holders of the notes, except that, in the case of a default other than a payment default, the trustee may withhold notice if the trustee determines that withholding notice is in the interest of the holders.

Modification, Amendment and Waiver

We, together with the trustee, may modify and amend the indenture and the terms of the notes with the consent of the holders of at least a majority in principal amount of the outstanding notes of the affected series, provided that no modification or amendment may, without the consent of each affected holder of the notes of the affected series:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	change the stated maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal of, or rate of interest on, any note;

•	reduce any amount payable upon the redemption of any note;

•	change any place of payment where, or the currency in which, any principal of, or premium, if any, or interest on, any note is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note on or after the stated maturity or redemption date; or

•

reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for modification or amendment of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of at least a majority in principal amount of the outstanding notes of the affected series may, on behalf of the holders of all notes of that series, waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on, any notes or in respect of a covenant or provision that under the indenture cannot be modified or amended without the consent of each holder of that series. In addition, the holders of at least a majority in principal amount of the outstanding notes of the affected series may, on behalf of the holders of all notes of that series, waive compliance with our covenants described above under “—Covenants—Limitations on Liens” and “—Covenants—Limitations on Sale and Leaseback Transactions.”

In addition, we, together with the trustee, may modify and amend the indenture and the terms of the notes without seeking the consent of any holders of the notes to:

•

allow our or any Guarantor’s successor to assume our or such Guarantor’s obligations under the indenture and the notes pursuant to the provisions described above under the heading “—Covenants—Merger, Consolidation and Sale of Assets”;

•	add to our covenants for the benefit of the holders of the notes or surrender any right or power we have under the indenture;

•	add any additional events of default;

•	secure the notes;

•	provide for a successor trustee with respect to the notes;

•	add or release a Guarantor as required or permitted by the indenture;

•	cure any ambiguity, defect or inconsistency;

•

modify the legends regarding restrictions on transferability on the notes, which modifications may not adversely affect the interests of the holders of any notes or owners of beneficial interests in notes; or

•	make any other amendment or supplement to the indenture as long as that amendment or supplement does not adversely affect the interests of the holders of any notes in any material respect.

No amendment to cure any ambiguity, defect or inconsistency in the indenture made solely to conform the indenture to this description of the notes contained in this prospectus supplement will be deemed to adversely affect the interests of the holders of the notes.

Defeasance and Covenant Defeasance

Except as prohibited by the indenture, if we deposit with the trustee sufficient money or U.S. government obligations, or both, to pay the principal of, and premium, if any, and interest on, the notes on the scheduled due dates therefor, then at our option we may be discharged from certain of our obligations with respect to the notes or elect that our failure to comply with certain restrictive covenants, including those described in “Covenants—Merger, Consolidation and Sale of Assets,” “—Covenants—Limitations on Liens,” “—Covenants—Limitations

on Sale and Leaseback Transactions,” and “—Covenants—Additional Guarantors” will not be deemed to be or result in an event of default under the notes.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry

The Depository Trust Company, or “DTC,” which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully registered global security certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with the depositary or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the notes so long as the notes are represented by global security certificates.

Investors may elect to hold interests in the global notes through either DTC in the United States or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear System” ), in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and the Euroclear System will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and the Euroclear System’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for the Euroclear System (in such capacities, the “U.S. Depositaries”).

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the Financial Industry Regulatory Authority. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

The Euroclear System advises that it was created in 1968 to hold securities for participants of the Euroclear System (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator” ). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear System cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions” ). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to each series of notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for the Euroclear System.

We will issue the notes in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days or an event of default has occurred and is ongoing. If we determine at any time that the notes shall no longer be represented by global security certificates, we will inform the depositary of such determination who will, in turn, notify participants of their right to withdraw their beneficial interest from the global security certificates, and if such participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global security certificates. Any global note, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for note certificates, as the case may be, registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all notes represented by these certificates for all purposes under the notes and the indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have the notes represented by these global security certificates registered in their names, and

•	will not be considered to be owners or holders of the global security certificates or any notes represented by these certificates for any purpose under the notes or the indenture.

All payments on the notes represented by the global security certificates and all transfers and deliveries of related notes will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

The information in this section concerning the depositary, its book-entry system, Clearstream, Luxembourg and the Euroclear System has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear Participant or Clearstream Participant on such business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear System cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

CERTAIN OTHER INDEBTEDNESS

At September 30, 2007, we had $972 million of long-term debt outstanding (including current maturities) of which $660 million was outstanding under our $900 million unsecured revolving credit facility with a syndicate of banks. We may increase the availability under this facility up to $1.25 billion, subject to a number of conditions, including the absence of any default under the credit agreement. On November 9, 2007, in contemplation of our acquisition of CheckFree, we and the syndicate of banks amended the revolving credit facility. The revolving credit facility, as amended, contains various restrictions and covenants that require us, among other things, to limit our consolidated indebtedness to no more than a specified multiple (ranging between 3.5 and 4.5) of our consolidated net earnings before interest, taxes, depreciation and amortization and certain other adjustments at the end of any fiscal quarter for the four consecutive fiscal quarters then ending (giving pro forma effect to acquisitions and dispositions during such period) and to maintain consolidated net earnings before interest, taxes, depreciation and amortization and certain other adjustments of at least three times our consolidated interest expense at the end of each fiscal quarter for the four consecutive fiscal quarters then ending (giving pro forma effect to acquisitions and dispositions during such period). The facility expires on March 24, 2011. We were in compliance with all debt covenants through September 30, 2007. If the CheckFree acquisition is not consummated, the amendment to the credit facility will become void and of no effect, and the terms of the credit facility will revert to those in place prior to the November 9, 2007 amendment.

We are authorized to issue $500 million unsecured commercial paper under our existing commercial paper program. Under this program, we may issue commercial paper with maturities of up to 397 days from the date of issuance. The revolving credit facility supports 100% of our outstanding commercial paper. As a result, borrowings under the commercial paper program reduce the amount of credit available under the revolving credit facility. At September 30, 2007, there were no amounts outstanding under this program, and we do not anticipate issuing commercial paper under current market conditions.

In contemplation of our acquisition of CheckFree, we entered into an unsecured senior term loan facility on November 9, 2007 with a syndicate of banks under which we may borrow up to $2.5 billion at the time of the completion of the acquisition. Our ability to borrow under the term loan facility is conditioned upon the completion of the acquisition. As a result, we expect to draw the entire amount of the loan at the time of closing, and we have no current borrowings under the new term loan facility. The term loan will bear interest at a variable rate equal to (i) LIBOR plus a specified margin, which may be adjusted upward or downward depending on whether certain criteria are satisfied, or (ii) the base rate (which is the higher of the JPMorgan Chase Bank, National Association prime rate and the federal funds effective rate plus 0.5%), and will mature five years after the closing of the CheckFree acquisition. The term loan facility contains various restrictions and covenants substantially similar to those contained in our revolving facility described above. If the CheckFree acquisition is not consummated, the term loan facility will be terminated without any borrowing thereunder.

The revolving credit facility and the term loan facility are fully and unconditionally guaranteed by the same subsidiaries that are guaranteeing the notes. If a guarantor is released from its guarantees with respect to our revolving credit facility, our term loan facility and any other debt of ours of an amount in excess of 10% of our net worth, then such guarantor may be released from its guarantee of the notes. Each credit facility provides that a guarantor under the facility may be released as a guarantor under such facility:

•

upon our notice if such guarantor ceases to be a “material subsidiary” as defined in the credit facility, excluding any domestic subsidiary that becomes a guarantor pursuant to the minimum EBITDA requirement in the bullet point below or that is a guarantor under the credit facility, but not a material subsidiary, as of the closing date or, upon the occurrence of the closing of the CheckFree acquisition, the date of such closing (the “Effective Date”); or

•

upon our request, provided that (x) any such release of a material subsidiary is only permitted if all or substantially all of the equity interests or assets of such material subsidiary are being sold,

transferred or otherwise disposed of and (y) if at the time of such release the aggregate amount of the EBITDA of such subsidiary and all of our domestic subsidiaries that are not guarantors under the credit facility for the most recently completed four-quarter period for which financial statements have been delivered pursuant to the credit facility exceeds an amount equal to 40% of our consolidated EBITDA for the four-quarter period most recently ended prior to the closing date for the amendment to the revolving credit agreement (which amount equaled $391.8 million at such closing date) or, upon the occurrence of the Effective Date, the Effective Date, then we will contemporaneously with such release cause domestic subsidiaries having sufficient EBITDA to become additional guarantors under the credit facility to eliminate such excess. Under such circumstances, such additional guarantors would also become Guarantors with respect to the notes.

In addition, each credit facility provides that all guarantors under the facility will be automatically released as guarantors under such facility if, and for so long as, Standard & Poor’s and Moody’s Investors Service, Inc. rate our senior, unsecured long-term indebtedness for borrowed money at or above A- and A3, respectively. See “Description of the Notes—Guarantees” and “Description of the Notes—Additional Guarantors.”

We have obtained a commitment for bridge financing of the CheckFree acquisition for up to $5 billion, which is exercisable at our option to be used to finance the CheckFree acquisition. We expect to exercise this option only if we are not able to consummate the other financing transactions described above and need additional funds to complete the CheckFree acquisition. The amount of the financing available under the commitment letter decreases to the extent that we obtain financing through the term loan facility, any extension of our revolving credit facility or proceeds from this offering.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 15, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective principal amounts of the notes:

Underwriters	Principal Amount of 2012 Notes	Principal Amount of 2017 Notes
Credit Suisse Securities (USA) LLC	$675,000,000.00	$270,000,000.00
Wachovia Capital Markets, LLC	337,500,000.00	135,000,000.00
J.P. Morgan Securities Inc.	112,500,000.00	45,000,000.00
SunTrust Robinson Humphrey, Inc.	87,500,000.00	35,000,000.00
Mitsubishi UFJ Securities International plc	18,750,000.00	7,500,000.00
Wells Fargo Securities, LLC	18,750,000.00	7,500,000.00

Total	$1,250,000,000.00	$500,000,000.00

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, then the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.35% of the principal amount of the 2012 notes and 0.40% of the principal amount of the 2017 notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the 2012 notes and 0.25% of the principal amount of the 2017 notes.

We estimate that our out of pocket expenses for this offering will be approximately $2.0 million.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

The senior notes are being offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by Fiserv of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

Some of the underwriters or their affiliates have provided investment or commercial banking services to us or our affiliates in the past and are likely to do so in the future. In particular, Credit Suisse Securities (USA) LLC has advised us on the acquisition of CheckFree and certain divestitures and is a documentation agent, joint bookrunner and joint lead arranger under our term loan facility. An affiliate of Credit Suisse Securities (USA) LLC is a lender under our term loan facility. Wachovia Bank National Association is a lender under our revolving credit facility and a documentation agent and lender under our term loan facility. JPMorgan Chase Bank, N.A. is administrative agent, swingline lender, issuing bank and a lender, and J.P. Morgan Securities Inc. is joint bookrunner and joint lead arranger, under our revolving credit facility; and JPMorgan Chase Bank, N.A. is the administrative agent and a lender, and J.P. Morgan Securities Inc., is a joint bookrunner and joint lead arranger, under our term loan facility. SunTrust Robinson Humphrey Inc., or its affiliates, is joint bookrunner and joint lead arranger, syndication agent and lender under our term loan facility and documentation agent and a lender under the revolving credit facility. Wells Fargo Securities, LLC, or its affiliates, is a lender under each of our revolving credit facility and our term loan facility and paying agent in connection with the acquisition of CheckFree. An affiliate of Mitsubishi UFJ International, plc is a lender under each of our revolving credit facility and our term loan facility. In addition, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, SunTrust Robinson Humphrey, Inc. and/or their affiliates have agreed to provide bridge financing, exercisable at our option, to be used to finance the CheckFree acquisition. In each case, we will pay customary fees as compensation for these roles. Certain of the underwriters and their affiliates are clients of Fiserv.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions if commenced, may be discontinued at any time.

Mitsubishi UFJ Securities International plc is not a registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Foley & Lardner LLP. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus supplement by reference from the Current Report on Form 8-K of Fiserv, Inc. filed on November 13, 2007, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Fiserv, Inc. for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include explanatory paragraphs related to (i) the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, by Fiserv, Inc. on January 1, 2006, (ii) retrospectively adjusting for discontinued operations and (iii) the condensed consolidating financial information associated with subsidiary guarantees, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of CheckFree Corporation for the year ended June 30, 2007 incorporated in this prospectus supplement by reference to the Current Report on Form 8-K of Fiserv Inc., have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report on the consolidated financial statements expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, by CheckFree Corporation on July 1, 2005, as described in Note 1) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospectus

Debt Securities

Common Stock

Preferred Stock

Warrants

Stock Purchase Contracts

Stock Purchase Units

We may offer and sell from time to time our securities in one or more classes or series and in amounts, at prices and on terms that we will determine at the times of the offerings. Our subsidiaries may guarantee any debt securities that we issue under this prospectus. In addition, selling shareholders to be named in a prospectus supplement may offer and sell from time to time shares of our common stock in such amounts as set forth in a prospectus supplement. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling shareholders.

We will provide specific terms of the securities, including the offering prices, in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. The supplements to this prospectus will provide the specific terms of the plan of distribution.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “FISV.”

Investment in our securities involves risks. See “Risk Factors” in our most recent Annual Report on Form 10-K and in any applicable prospectus supplement and/or other offering material for a discussion of certain factors which should be considered in an investment of the securities which may be offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 15, 2007.

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, in this prospectus, “we,” “us,” “our” or “ours” refer to Fiserv, Inc. and its consolidated subsidiaries.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer and the shares of our common stock that selling shareholders may offer. Each time we offer securities, we will provide a prospectus supplement and/or other offering material that will contain specific information about the terms of that offering. The prospectus supplement and/or other offering material may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement and any other offering material together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or other offering material. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus, any prospectus supplement or any other offering material, or the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus, any supplement to this prospectus and any other offering material, and the information incorporated by reference in this prospectus or any prospectus supplement and any other offering material, contains “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that express a plan, belief, expectation, estimation, anticipation, intent, contingency, future development or similar expression, and can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should,” or words of similar import. Statements that describe our objectives or goals are also forward-looking statements. The forward-looking statements included or incorporated by reference in this prospectus or any supplement to this prospectus involve significant risks and uncertainties, and a number of factors, both foreseen and unforeseen, could cause actual results to differ materially from our current expectations. The factors that may affect our results include, among others, changes in customer demand for our products or services, pricing and other actions by competitors, the potential impact of our Fiserv 2.0 initiatives, general changes in economic conditions and other factors discussed under “Risk Factors” in our most recent Annual Report on Form 10-K and other documents we file with the SEC. We urge you to consider these factors carefully in evaluating the forward-looking statements and caution you not to place undue reliance upon forward-looking statements, which speak only as of the date of this document or the date of the incorporated document. We undertake no obligation to update forward-looking statements to reflect subsequent events or circumstances.

FISERV, INC.

We provide integrated information management systems and services, including transaction processing, business process outsourcing, and software and systems solutions. We serve more than 18,000 clients worldwide and are a leading provider of core processing solutions for U.S. banks, credit unions and thrifts.

We are a Wisconsin corporation and our principal executive offices are located at 255 Fiserv Drive, Brookfield, Wisconsin 53045. Our telephone number is (262) 879-5000.

SELLING SHAREHOLDERS

We may register shares of common stock covered by this prospectus for re-offers and resales by any selling shareholders to be named in a prospectus supplement. Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, we may add secondary sales of shares of our common stock by any selling shareholders by filing a prospectus supplement with the SEC. We may register these shares to permit selling shareholders to resell their shares when they deem appropriate. A selling shareholder may resell all, a portion or none of such shareholder’s shares at any time and from time to time. Selling shareholders may also sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling shareholders may offer shares for sale under this prospectus and any prospectus supplement. We may pay all expenses incurred with respect to the registration of the shares of common stock owned by the selling shareholders, other than underwriting fees, discounts or commissions, which will be borne by the selling shareholders. We will provide you with a prospectus supplement naming the selling shareholders, the amount of shares to be registered and sold and any other terms of the shares of common stock being sold by each selling shareholder.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement and/or other offering material.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table presents our ratios of consolidated earnings to fixed charges for the periods presented.

	Nine Months Ended September 30, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
Ratio of earnings to fixed charges (1)	9.1x	9.7x	13.3x	11.1x	9.4x	9.6x

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings before income taxes and fixed charges are divided by fixed charges. “Fixed charges” represent interest (whether expensed or capitalized), the amortization of debt discount and expenses and the estimated interest component of rent expense.

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. The applicable prospectus supplement and/or other offering material will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities. The debt securities will be issued under an indenture among us, certain of our domestic subsidiaries that may guarantee the securities and U.S. Bank National Association, as trustee.

We have summarized selected provisions of the indenture below. The summary is not complete. The form of the indenture has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part, and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to article or section numbers of the indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the indenture.

General

The indenture provides that debt securities in separate series may be issued under the indenture from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series (Section 301). We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the indenture.

The applicable prospectus supplement will set forth or describe the following terms of each series of such debt securities:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which the debt securities will be offered;

•	the person to whom any interest on the debt securities will be payable;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate or rates that the debt securities will bear and the interest payment dates for the debt securities;

•	the places where payments on the debt securities will be payable;

•	any periods within which, and terms upon which, the debt securities may be redeemed, in whole or in part, at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the portion of the principal amount, if less than all, of the debt securities that will be payable upon declaration of acceleration of the maturity of the debt securities;

•	whether the debt securities are defeasible and any changes or additions to the indenture’s defeasance provisions;

•	whether the debt securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected;

•	any addition to or change in the events of default with respect to the debt securities;

•	any addition to or change in the covenants in the indenture;

•	whether any of our subsidiaries will provide guarantees of the debt securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the indenture (Section 301).

The indenture does not limit the amount of debt securities that may be issued. The indenture allows debt securities to be issued up to the principal amount that we may authorize and may be in any currency or currency unit we designate.

Debt securities, including Original Issue Discount Securities (as defined in the indenture), may be sold at a substantial discount below their principal amount. Special U.S. federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

Subsidiary Guarantees

If specified in the prospectus supplement, certain of our subsidiaries (our “subsidiary guarantors”) will guarantee the debt securities of a series.

Conversion Rights

The debt securities may be converted into other of our securities, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at our option or the option of the holders of such series of debt securities, the events requiring an adjustment of the conversion price, and provisions affecting conversion in the event of the redemption of such series of debt securities.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose all or substantially all of our assets to, any person, and may not permit any person to consolidate with or merge into us, unless:

•

the successor person (if any) is a corporation, limited liability company, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations with respect to the debt securities under the indentures;

•	immediately after giving pro forma effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, exists; and

•

we deliver to the trustee an officers’ certificate and opinion of counsel stating that the transaction and the related supplemental indenture comply with the applicable provisions of the indenture and all applicable conditions precedent have been satisfied (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

(1)	failure to pay principal of or any premium on any debt security of that series when due;

(2)	failure to pay any interest on any debt securities of that series when due, that is not cured within 30 days;

(3)	failure to deposit any sinking fund payment, when due, in respect of any debt security of that series, that is not cured within 30 days;

(4)	failure to perform any of our other covenants in such indenture (other than a covenant included in such indenture solely for the benefit of a series other than that series or that is not made applicable to that series), that is not cured within 90 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in such indenture; or

(5)	certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries.

If an event of default (other than an event of default with respect to Fiserv, Inc. described in clause (5) above) with respect to the debt securities of any series at the time outstanding occurs and is continuing, either the trustee by notice to us or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice to us and the trustee may declare the principal amount of the debt securities of that series (or, in the case of any Original Issue Discount Security, such portion of the principal amount of such security as may be specified in the terms of such security) to be due and payable immediately. If an event of default with respect to Fiserv, Inc. described in clause (5) above with respect to the debt securities of any series at the time outstanding occurs, the principal amount of all the debt securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the indenture (Section 502). For information as to waiver of defaults, see “— Modification and Waiver” below.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default has occurred and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless such holders have offered to the trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series (Section 512).

No holder of a debt security of any series will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	such holder gives the trustee written notice of a continuing event of default with respect to the debt securities of that series;

•

the holders of at least 25% in principal amount of the outstanding debt securities of that series made a written request to pursue the remedy, and such holders have offered reasonable indemnity, to the trustee for losses incurred in connection with pursuit of the remedy; and

•

the trustee fails to comply with the request, and does not receive from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

However, such limitations do not apply to a suit instituted by a holder of a debt security to enforce the payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security or, if applicable, to convert such debt security (Sections 507 and 508).

We will be required to furnish to the trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

Unless otherwise specified in the prospectus supplement, modifications and amendments of the indenture may be made by us, our subsidiary guarantors, if applicable, and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of any debt security;

•	change the place, manner or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any debt securities in a manner adverse to the holders of such debt securities;

•	except as provided in the indenture, release the guarantee of a subsidiary guarantor;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify such provisions with respect to modification, amendment or waiver; or

•	change the ranking of any series of debt securities (Section 902).

Unless otherwise specified in the prospectus supplement, the holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the indenture (Section 902). The holders of a majority in principal amount of the outstanding debt securities of any series may also waive any past default under the indenture, except a default:

•	in the payment of principal, premium or interest or the payment of any redemption, purchase or repurchase price;

•	arising from our failure to convert any debt security in accordance with the indenture; or

•	of certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding debt security of such series (Section 513).

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to any series of debt securities (except as to any surviving rights of registration of transfer or exchange of debt securities expressly provided for in the indenture or any other surviving rights expressly provided for in a supplemental indenture) when:

•	either:

•

all debt securities that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or

•

all debt securities that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and in any case we have deposited with the trustee as trust funds U.S. dollars or U.S. government obligations in an amount sufficient, to pay the entire indebtedness of such debt securities not delivered to the trustee for cancellation, for principal, premium, if any, and accrued interest to the stated maturity or redemption date;

•	we have paid or caused to be paid all other sums payable by us under the indenture; and

•

we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that we have satisfied all conditions precedent to satisfaction and discharge of the indenture with respect to the debt securities (Section 401).

Legal Defeasance and Covenant Defeasance

Legal Defeasance. We and, if applicable, each subsidiary guarantor will be discharged from all our obligations with respect to such debt securities (except for certain obligations to convert, exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. Such defeasance or discharge may occur only if, among other things:

(1)	we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing at the time of such deposit or, with respect to any event of default described in clause (5) under “—Events of Default,” at any time until 90 days after such deposit;

(3)	such deposit and defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound; and

(4)	we have delivered to the trustee an opinion of counsel to the effect that such defeasance will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1302 and 1304).

Covenant Defeasance. The indentures provide that we may elect, at our option, that our failure to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, and the occurrence of certain events of default which are described above in clause (4) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an event of default with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. Such covenant defeasance may occur only if we have delivered to the trustee an opinion of counsel that in effect says that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), and (4) under the heading—“Legal Defeasance” above are satisfied. If we exercise this option with respect to any debt securities and such debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on such debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments (Sections 1303 and 1304).

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Because this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation, by-laws and rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

Our authorized capital stock consists of 450,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. We will disclose in an applicable prospectus supplement and/or offering material the number of shares of our common stock then outstanding. As of the date of this prospectus, no shares of our preferred stock were outstanding.

Common Stock

Subject to Section 180.1150 of the Wisconsin Business Corporation Law (described below under “Statutory Provisions”), holders of our common stock are entitled to one vote for each share of common stock held by them on all matters properly presented to shareholders. Subject to the prior rights of the holders of any shares of our preferred stock that are outstanding, our board of directors may at its discretion declare and pay dividends on our common stock out of our earnings or assets legally available for the payment of dividends. Subject to the prior rights of the holders of any shares of our preferred stock that are outstanding, if we are liquidated, any amounts remaining after the discharge of outstanding indebtedness will be paid pro rata to the holders of our common stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized to issue our preferred stock in series and to fix the voting rights; the designations, preferences, limitations and relative rights of any series with respect to the rate of dividend, the price, the terms and conditions of redemption; the amounts payable in the event of voluntary or involuntary liquidation; sinking fund provisions for redemption or purchase of a series; and the terms and conditions on which a series may be converted.

In connection with the issuance of the rights described below, our board of directors has authorized a series of our preferred stock designated as Series A Junior Participating Preferred Stock. Shares of our Series A Junior Participating Preferred Stock purchasable upon the exercise of the rights will not be redeemable. Each share of our Series A Junior Participating Preferred Stock will be entitled to an aggregate dividend of 337.5 times the dividend we declare per share of our common stock. In the event of our liquidation, the holders of the shares of our Series A Junior Participating Preferred Stock will be entitled to a payment equal to the greater of $1.00 per share or 337.5 times the payment we make per share of our common stock. Each share of our series A junior participating preferred stock will have 337.5 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of our Series A Junior Participating Preferred Stock will be entitled to receive 337.5 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions. There are no shares of our Series A Junior Participating Preferred Stock currently outstanding.

If we offer preferred stock, we will file the terms of the preferred stock with the SEC and the prospectus supplement and/or other offering material relating to that offering will include a description of the specific terms of the offering, including the following specific terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

Preferred Stock Purchase Rights

We have entered into a rights agreement pursuant to which each outstanding share of our common stock has attached to it one right to purchase shares of our Series A Junior Participating Preferred Stock. Each share of common stock that we issue prior to the expiration of the rights agreement will have attached one right. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of our common stock. Unless the context requires otherwise, references in this prospectus to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each right, unless held by a person or group that beneficially owns more than 15% of our outstanding common stock in the aggregate, would currently entitle the holder to purchase  8 /27 of one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a purchase price of $250, subject to adjustment. The rights will only become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock in the aggregate. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase, at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% or more of our common stock, then each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price. The rights generally may be redeemed at a price of $.01 until a party acquires 15% or more of our common stock, and after that time may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights will expire on February 23, 2008. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Statutory Provisions

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of our voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before these shares are acquired.

Similarly, Section 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock, common stock or other securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and/or other offering material and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement and/or other offering material relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

Reference is made to the prospectus supplement and/or other offering material relating to the particular issue of warrants offered pursuant to such prospectus supplement and/or other offering material for the terms of and information relating to such warrants, including, where applicable:

•

the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

•

the number of shares of common stock purchasable upon the exercise of warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•

the number of shares and series of preferred stock purchasable upon the exercise of warrants to purchase preferred stock and the price at which such number of shares of such series of preferred stock may be purchased upon such exercise;

•

the designation and number of units of other securities purchasable upon the exercise of warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	U.S. federal income tax consequences applicable to such warrants;

•	the amount of warrants outstanding as of the most recent practicable date; and

•	any other terms of such warrants.

Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement and/or other offering material.

Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock, common stock or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement and/or other offering material relating to the warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement and/or other offering material. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the prospectus supplement and/or other offering material relating to such warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock, common stock or other securities, holders of such warrants will not have any of the rights of holders of debt securities, preferred stock, common stock or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the preferred stock, or common stock purchasable upon such exercise, or to exercise any applicable right to vote.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants, other securities or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

The stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units, will be filed with the SEC in connection with the offering of stock purchase contracts or stock purchase units. The prospectus supplement and/or other offering material relating to a particular issue of stock purchase contracts or stock purchase units will describe the terms of those stock purchase contracts or stock purchase units, including the following:

•	if applicable, a discussion of material U.S. federal income tax considerations; and

•	any other information we think is important about the stock purchase contracts or the stock purchase units.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, (other than Items 6, 7 and 8);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31 (other than Items 1 and 2 of Part I), June 30 and September 30, 2007;

•

our Current Reports on Form 8-K, dated January 31 (other than Item 2.02), February 23, May 23, May 24, July 11, August 2 (as amended on November 13 and other than Items 7.01 and 9.01), August 14, August 21, November 1 and November 13, 2007;

•	Exhibit 99 to our Registration Statement on Form S-3 (Reg. No. 333-147309);

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated September 3, 1986, and any amendment or report updating that description; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A, dated February 23, 1998 and any amendment or report updating that description.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus.

You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

(262) 879-5000

Attention: Secretary

You can also find these filings on our website at www.fiserv.com. We are not incorporating the information on our website other than these filings into this prospectus.

PLAN OF DISTRIBUTION

We may sell our securities, and any selling shareholder may sell shares of our common stock, in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through brokers or dealers; (iv) directly by us or any selling shareholders to purchasers, including through a specific bidding, auction or other process; or (v) through a combination of any of these methods of sale. The applicable prospectus supplement and/or other offering material will contain the terms of the transaction, name or names of any underwriters, dealers, agents and the respective amounts of securities underwritten or purchased by them, the initial public offering price of the securities, and the applicable agent’s commission, dealer’s purchase price or underwriter’s discount. Any selling shareholders, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. Additionally, because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, selling shareholders may be subject to the prospectus delivery requirements of the Securities Act.

Any initial offering price, dealer purchase price, discount or commission may be changed from time to time.

The securities may be distributed from time to time in one or more transactions, at negotiated prices, at a fixed price or fixed prices (that may be subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to prevailing market prices.

Offers to purchase securities may be solicited directly by us or any selling shareholder or by agents designated by us from time to time. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement and/or other offering material, the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters will be obligated to purchase all such securities if any are purchased.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities, and any selling shareholder will sell shares of our common stock to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Transactions through brokers or dealers may include block trades in which brokers or dealers will attempt to sell shares as agent but may position and resell as principal to facilitate the transaction or in crosses, in which the same broker or dealer acts as agent on both sides of the trade. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. In addition, any selling shareholder may sell shares of our common stock in ordinary brokerage transactions or in transactions in which a broker solicits purchases.

Offers to purchase securities may be solicited directly by us or any selling shareholder and the sale thereof may be made by us or any selling shareholder directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof.

Any selling shareholders may also resell all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities

Act provided they meet the criteria and conform to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the securities are covered by the registration statement of which this prospectus forms a part.

If so indicated in the applicable prospectus supplement and/or other offering material, we or any selling shareholder may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us or any selling shareholder at the public offering price set forth in the applicable prospectus supplement and/or other offering material pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement and/or other offering material. Such delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement and/or other offering material.

Agents, underwriters and dealers may be entitled under relevant agreements with us or any selling shareholder to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement and/or other offering material. We may pay all expenses incurred with respect to the registration of the shares of common stock owned by any selling shareholders, other than underwriting fees, discounts or commissions, which will be borne by the selling shareholders.

We or any selling shareholder may also sell shares of our common stock through various arrangements involving mandatorily or optionally exchangeable securities, and this prospectus may be delivered in connection with those sales.

We or any selling shareholder may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement and/or other offering material indicates, in connection with those transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement and/or other offering material, including in short sale transactions and by issuing securities not covered by this prospectus but convertible into, or exchangeable for or representing beneficial interests in such securities covered by this prospectus, or the return of which is derived in whole or in part from the value of such securities. The third parties may use securities received under derivative, sale or forward sale transactions, or securities pledged by us or any selling shareholder or borrowed from us, any selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or any selling shareholder in settlement of those transactions to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment) and/or other offering material.

Additionally, any selling shareholder may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with such selling shareholder. Any selling shareholder also may sell shares short and redeliver shares to close out such short positions. Any selling shareholder may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Any selling shareholder also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our securities or the selling shareholder’s securities or in connection with the offering of other securities not covered by this prospectus.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or any selling shareholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by us or any selling shareholder may arrange for other broker-dealers to participate in the resales.

Each series of securities will be a new issue and, other than the common stock, which is listed on the NASDAQ Global Select Market, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement and/or other offering material, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

Agents, underwriters and dealers may engage in transactions with, or perform services for us or any selling shareholder and our respective subsidiaries in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. An underwriter may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement and/or other offering material for such securities.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Foley & Lardner LLP. The validity of the securities offered by this prospectus will be passed upon for any underwriters or agents by counsel named in the applicable prospectus supplement. The opinions of Foley & Lardner LLP and counsel for any underwriters or agents may be conditioned upon and may be subject to assumptions regarding future action required to be taken by us and any underwriters, dealers or agents in connection with the issuance of any securities. The opinions of Foley & Lardner LLP and counsel for any underwriters or agents may be subject to other conditions and assumptions, as indicated in the prospectus supplement.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference from the Current Report on Form 8-K of Fiserv, Inc. filed on November 13, 2007, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to the Annual Report on Form 10-K of Fiserv, Inc. for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include explanatory paragraphs related to (i) the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, by Fiserv, Inc. on January 1, 2006, (ii) retrospectively adjusting for discontinued operations and (iii) the condensed consolidating financial information associated with subsidiary guarantees, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of CheckFree Corporation for the year ended June 30, 2007 incorporated in this prospectus by reference to the Current Report on Form 8-K of Fiserv, Inc., have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report on the consolidated financial statements expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, by CheckFree Corporation on July 1, 2005, as described in Note 1) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Fiserv, Inc.

$1,250,000,000 6.125% Senior Notes due 2012

$500,000,000 6.8% Senior Notes due 2017

PROSPECTUS SUPPLEMENT

November 15, 2007

Credit Suisse

Wachovia Securities

JPMorgan

SunTrust Robinson Humphrey

Mitsubishi UFJ Securities

Wells Fargo Securities